2002 Annual Report

1st Source Corporation

Banking Center Locations • 2002

Visit 1st Source online at 1stsource.com



Wisconsin
Milwaukee
Michigan
Chicago
South Bend
Detroit
Fort Wayne
Cleveland
Illinois
Indiana
Ohio
Indianapolis
Louisville
Kentucky



MICHIGAN
Lake Michigan
St. Joseph
Dowagiac
Cass
St. Joseph
69
51
60
Three Rivers
Berrien
31
Niles
94
131
Sturgis
12
Granger
12
Michigan City
80/90
South Bend
Elkhart
80/90
11
4
Middlebury
New Carlisle
Chesterton
Osceola
Dunlap
20
Mishawaka
5
9
La Porte
2
Goshen
La Grange
Steuben
Portage
6
Elkhart
North Liberty
St. Joseph
33
69
La Porte
Nappanee
INDIANA
Walkerton
6
LaPaz
Bremen
Auburn
Valparaiso
30
15
8
Noble
33
DeKalb
Porter
Knox
23
Plymouth
Argos
5
3
9
Allen
Warsaw
30
Starke
Marshall
Columbia City
Fort Wayne
Pulaski
35
Fulton
31
8
New Haven
Winamac
Rochester
Kosciusko
Whitley
24
Huntington
469
Huntington
1
24
224
5
69
Bluffton
9
Wells
933
Cleveland Rd.
80/90
23
Portage Ave.
Notre Dame
Grape Rd.
Lincoln Way West
McKinley Ave.
Western Ave.
Mishawaka Ave.
Main St.
Michigan St.
Lincoln Way East
933
Mishawaka
20
31
23
Ironwood Dr.
331
20
31
SOUTH BEND/MISHAWAKA
Dupont Rd.
327
Coldwater Rd.
27
33
3
469
33
30
30
930
27
Coliseum Blvd.
Maplecrest Rd.
State Blvd.
State Blvd.
69
Anthony Blvd.
Jefferson Blvd.
Clinton St.
Lafayette St.
New Haven
930
Hatzell Rd.
Bluffton Rd.
Tillman Rd.
24
27
469
FORT WAYNE/NEW HAVEN
1st Source Bank

Corporate Description

1st Source Corporation is the largest locally-owned financial institution headquartered in the Northern Indiana-Southwestern Michigan area. While delivering a comprehensive range of consumer and commercial banking services, 1st Source has distinguished itself with highly personalized services. 1st Source also competes for business nationally by offering specialized financing services for used private and cargo aircraft, automobiles for leasing and rental agencies, heavy duty trucks, construction and environmental equipment.

The corporation's principal subsidiary, 1st Source Bank, has 63 banking centers in 17 counties in Indiana and Michigan and 26 locations nationwide supporting its Specialty Finance Group. 1st Source's wholly-owned mortgage banking subsidiary, Trustcorp Mortgage Company, has 7 offices in Indiana, Ohio and Michigan. With a history dating back to 1863, 1st Source is proud of its tradition of providing superior service to customers while playing a leadership role in the continued development of the communities it serves.

2002 in Brief

2002 net income of $10.0 million was down from the $38.5 million earned in 2001. Diluted net income per common share for 2002 was $0.47, down from the $1.82 for 2001.

Return on average total assets was 0.29% compared to 1.14% a year ago. Return on average common equity was 3.23% for 2002, compared to 13.14% for 2001. The average common equity-to-assets ratio for 2002 was 8.95%, compared to 8.69% last year.

At year-end 2002, total assets were $3.41 billion, down 4.36% from a year earlier. Loans were down 8.25%, deposits were down 5.89% and shareholders' equity increased 1.06% from $306.2 million at the end of 2001 to $309.4 million at the end of 2002.

The reserve for loan losses at year-end 2002 was 2.55% of total loans. Nonperforming loans were 1.54% of total loans, while nonperforming assets amounted to 2.65% of total loans and leases.

Net Income


(In Millions)
$40
30
20
10
0
98 (31.5)
99 (35.8)
00 (37.6)
01 (38.5)
02 (10.0)

Diluted Net Income Per Common Share


$2.00
1.50
1.00
0.50
0.00
98 (1.47)
99 (1.69)
00 (1.79)
01 (1.82)
02 (0.47)

Return on Average Common Equity


(As a Percent)
16%
12
8
4
0
98 (15.30)
99 (15.74)
00 (14.88)
01 (13.14)
02 (3.23)

Return on Average Total Assets


(As a Percent)
1.40%
1.20
1.00
0.80
0.60
0.40
0.20
0.00
98 (1.23)
99 (1.31)
00 (1.24)
01 (1.14)
02 (0.29)

Financial Highlights

Earnings and Dividends

(Dollars in thousands, except per share amounts)	2002	2001	2000	1999	1998
Interest and other income	$ 272,620	$ 332,592	$ 306,775	$ 260,729	$ 246,546
Interest and other expense	261,215	274,385	250,637	207,906	198,760
Net income	10,039	38,498	37,573	35,768	31,457
Cash dividends	7,537	7,297	6,956	5,922	5,296
Per common share*					
Diluted net income	$ 0.47	$ 1.82	$ 1.79	$ 1.69	$ 1.47
Cash dividends	.360	.351	.334	.284	.252
Book value	14.77	14.73	13.07	11.46	10.41
Return on average common equity	3.23%	13.14%	14.88%	15.74%	15.30%
Return on average total assets	0.29%	1.14%	1.24%	1.31%	1.23%

Statement of Condition

Average Balances:

Assets	$3,466,382	$ 3,369,943	$ 3,040,091	$ 2,740,044	$ 2,550,925
Earning assets	3,149,632	3,083,407	2,782,884	2,488,867	2,345,754
Loans	2,451,538	2,464,798	2,207,382	1,949,172	1,853,537
Reserve for loan losses	59,171	50,895	41,441	39,105	38,050
Investment securities	639,178	586,147	552,246	521,341	446,509
Deposits	2,771,310	2,636,361	2,352,207	2,127,171	1,999,514
Shareholders' equity	310,412	292,986	252,574	227,194	205,601

*The computation of per common share data gives retroactive recognition to a 5% stock dividend declared April 24, 2001; a 5% stock dividend declared July 18, 2000; and a 10% stock dividend declared January 14, 1999.

1st Source Corporation

To Our Shareholders: 2002



Our performance in 2002 makes this a most difficult letter to write. The year proved to be challenging for us and is clearly the most difficult year we have ever had with credit quality and with mortgage servicing rights valuations. Credit problems were experienced by our aircraft and auto rental financing divisions; we were adversely impacted by downward revaluations of our mortgage servicing rights due to huge refinancing volumes; write downs were taken on some venture capital investments; and we sustained a fraud loss in the mortgage business — that's all on the down side. The positive side is that the rest of our businesses — the branch banking system, the business banking division, consumer mortgage (with the second highest volumes in our history), home equity lending, personal asset management, retirement plan services, the insurance agency and investment management — are all doing well. Many made or exceeded budget and all provided a strong foundation for improving our earnings performance in the future.

Although it has been a very trying year, we still made money — though obviously not as much as we had planned.

The Numbers

In 2002 1st Source Corporation earned net income of $10.04 million or $0.47 per common share. This was after providing $39.7 million to our loan loss reserve compared to a provision of $25.7 million in 2001. 1st Source Bank also took a $1.5 million impairment charge related to our securitization portfolios, while Trustcorp Mortgage Company took a $7.3 million impairment charge to the value of its mortgage servicing rights.

The credit concerns in our Specialty Finance businesses which became evident in the latter part of 2001 continued to increase during 2002 as we worked through the process of foreclosure, repossession, refurbishment and repositioning of assets for sale in a weakening market. Values of aircraft, autos, trucks and some construction equipment continued to fall over the year. Our credit losses reflected increased collection costs and write downs taken in collateral values at the time of repossession; mark downs taken due to the further deterioration of market value for such collateral; and finally losses taken upon disposition of some assets. Including the impairment charges, total losses for the year were $41.6 million compared to $13.5 million in 2001. We ended the year with a loan loss reserve of $59.2 million or 2.55 percent of loans outstanding, up from $57.6 million or 2.27 percent at the end of 2001. Nonperforming assets, repossessions and other real estate owned were up substantially over last year but seemed to peak in the third quarter and decreased by the close of the year.

Markets and Growth

Our investment areas added over $200.0 million in new assets under management this past year. Customers moved increasing amounts of money to our Personal Asset Management Group and our Retirement Plan Services Group due to the continued success of our investment managers and the quality of our customer service. Trustcorp Mortgage had a banner year in mortgage originations with $1.6 billion produced. Additionally, 1st Source Insurance had its most successful year ever with total earned premiums up 11.0 percent over the previous year.

In 2001, we expanded our branch system by acquiring facilities in the St. Joseph, Michigan, and in the LaPorte and Fort Wayne, Indiana areas. The acquisitions in St. Joseph and LaPorte enhanced our presence in communities we already served and were easily assimilated into our system. We are very pleased with the colleagues who joined us, learned our approach to customers, and helped us retain and increase our relationships at these facilities. In the case of Fort Wayne, the acquisition was designed to introduce us to a wholly new market. We knew it would be a more difficult transition for these customers as they had been through a number of previous mergers and were tiring of all the change. Because of this, we priced the purchase of the Fort Wayne facilities with the anticipation of deposit and customer reductions. I am pleased to report that our results pleasantly exceeded our expectations, and we are looking forward to steadily building a strong consumer presence in the Fort Wayne market, as well as adding other markets in Northern Indiana.

Impairment

Impairment is a concept of value diminution. When the value of an asset on our balance sheet, especially one generated from estimated future values, changes due to market conditions, we have to revalue it and take an impairment charge (reduction) if we believe, or the market indicates, the value is lower. Normally this is a relatively easy process and not dramatically volatile. Usually, mortgage rates are steady and there is a very active market of purchasers who buy bulk servicing rights (income expected from servicing a pool of mortgages for investors who leave the originator to provide collection and accounting services for the life of the mortgage). You may recall that in the first quarter of 2001, the market was valuing mortgage servicing rights much higher than we valued them. As a result, we sold approximately $1.0 billion in servicing rights and recognized a $6.87 million gain on the sale, net of tax in 2001. We were able to quickly replace a good bit of what we had sold off. We expected the new mortgages would have an estimated life of five years (at that time, standard for the industry) and booked the servicing rights asset accordingly. As the Federal Reserve became even more aggressive in lowering interest rates in 2002, another unprecedented wave of mortgage refinancing occurred. Bulk mortgage servicing purchasers became wary of buying servicing rights. The market started estimating that our new portfolio would be refinanced within two or three years. This led to much lower valuations for mortgage servicing rights already in place. Consequently, we took a negative charge of over $7.3 million in 2002. This volatility could continue in 2003. Or, on a more positive note, if mortgage refinancing slows in early 2003, we could recover some of this impairment. Either way, the outcome is uncertain.

This impairment concept also applies to securitization. In my letters over the past few years, I have discussed the concept of "gain on sale" accounting. This concept requires us to estimate the future margins on loans we sell into a securitized pool, to determine the average likely life of these loans, and to forecast the future loan loss experience. We then discount the cash flows back to a present value based on a discount rate that is supposed to give us the appropriate returns for the risks inherent in the business. We then book the gain and create an asset each time we sell a loan into the securitized pool. Because this process presents risks of assumption errors for each factor, we have traditionally taken a very conservative position on our estimates. However, you may recall that our estimates of future losses and margins, and the maintenance of larger reserves for losses were called into question by our previous accounting firm in 1998 and 1999. We were required to use lower estimated losses and wider margins and restate our income up, because it was felt we were being too conservative. Unfortunately our original estimates have proven to be more correct and we have now taken an impairment charge of $1.5 million on the aircraft and auto rental financing portfolios.

Credit

There is nothing that affects the performance of a banking institution more than its credit quality. As I have written to you before, "the Achilles Heel of banking is credit quality." We have tried to reinforce the importance of pristine credit quality and the need to be wary of excessive self-confidence. In retrospect, we should have been even more proactive, more aggressive and more disciplined. My comments in last year's Annual Shareholders' letter turned out to be more prophetic than I could have imagined. There I wrote, "we still anticipate problems with the economy through all of 2002 and the possible deterioration in some portfolios, therefore we believe it best to go into 2002 with a strong reserve."

Let me start a review of our credit situation by giving you some detail on our portfolios. Our losses came primarily from our Specialty Finance businesses which we started in 1976 with the financing of heavy duty trucks. This business portfolio has grown from approximately $25 million in 1980 to a total of $1.07 billion by 2002 and now includes automobiles for leasing and rental agencies; medium and heavy duty trucks; private and cargo aircraft; and construction and environmental equipment.

Throughout the years prior to 2000, the Specialty Finance businesses experienced relatively low loan losses. The group had a combined average loss ratio over the period from 1990–1999 of 0.06 percent. This changed dramatically with the slowing economy and the catastrophic events of 9/11. The aircraft portfolio were aircraft and auto rental financing. Losses in the aircraft portfolio have been triggered by international events before. Prior to 1991, there were virtually no losses. However, the Gulf War had a negative impact on our Specialty Finance portfolio, resulting in a loss ratio of 0.38 percent shortly afterward. This period was followed by several more years of no losses, and even some minor recoveries, until 2000, when aircraft values began to decline in the weakening economy.



Duke Jones
President, 1st Source Bank

Chris Murphy
Chairman, 1st Source Corporation

began experiencing higher loss ratios in 2000, slightly greater than 1.0 percent of average outstandings. Most of the Specialty Financing Business portfolios experienced their highest loss year ever in 2002. Losses as a percentage of average outstandings for the year were 1.77 percent in trucking and auto; 6.40 percent in aircraft; 0.55 percent in construction equipment; and 0.63 percent in environmental equipment.

The areas most affected by 9/11 and the slowing economy at the close of 2001 and throughout 2002

Aircraft values had already begun to decline prior to 9/11. After September 11, the decline accelerated. The declining values and decreasing rental rates resulted in losses of 1.04 percent of average outstandings or $4.8 million in 2000, and 1.03 percent of average outstandings or $5.5 million in 2001. In 2002, aircraft losses increased to 6.40 percent of average outstandings or $26.6 million, and auto rental and trucking losses to 1.77 percent of average outstandings or $6.0 million. In contrast, losses in our traditional commercial and business portfolios were 0.49 percent and 0.23 percent of outstandings in 2001 and 2002.

We serve three different markets in aircraft financing. We provide financing to individuals and businesses that use aircraft for recreation or for transportation in order to enhance the effectiveness of their business. These customers do not rely on aircraft as a primary source of income. We also finance aircraft operators in the charter, leasing and cargo business. Lastly, we finance dealers who buy and sell aircraft and sometimes operate them in charter or lease programs. Upon analysis, it is apparent that the losses in our aircraft portfolios come from a few very specific areas. Our largest losses and write-downs of assets have occurred in the financing of aircraft for the air cargo and aircraft dealer industries, while we experienced almost no losses with individual and general business users.

The air cargo business began weakening in early 2001 with the slowdown in durable goods manufacturing and the bursting of the technology bubble. However, 9/11 had a devastating impact on cargo loads and on aircraft values.

While we certainly made judgement errors in the financing of some aircraft, I am convinced that we could have worked through many of the problems were it not for the effects of 9/11. We certainly learned more about systemic risk, and have taken steps to reduce our exposure. We are not now financing larger aircraft of any type for the cargo industry, and we are reducing our exposure on many clients to more manageable levels.

The area where we have taken the most substantial losses is in the financing of aircraft dealers and charter operators. Here we obviously missed the mark. These areas accounted for over $26.5 million in losses in 2002 and $5.2 million in 2001. To be sure, 9/11 had a significant impact and may account for a third of these losses. The rest was due to poor underwriting and poor credit management after the relationship was developed. We experienced the highest loss ratios ever from the financing of aircraft dealers. These were 27.80 percent in 2002 with an average loss ratio over the last ten years of 3.72 percent. These results are unacceptable when you realize our loss ratios on the financing of aircraft for individuals and businesses peaked at only 0.42 percent and has averaged 0.09 percent over the last ten years.

The losses in the auto rental business seem to be concentrated among independent or affiliated second tier auto rental and leasing companies. A significant loss can be attributed to one of the country's largest economy car rental franchise operators in Washington, D.C. As you can imagine, 9/11 ended any chance that company had of working out of problems caused by over-fleeting in a weak economy. Other large losses were concentrated in the southern and central Florida markets which became overly competitive and relied on a steady flow of tourist traffic for their success. The souring economy and 9/11 ended that. Needless to say, we are repositioning our business to lower our exposures to large fleets and second tier operators.

Understanding all of this has led to a number of changes in the way we do business. Within the Specialty Finance Group, we now have a greater separation between credit and sales; we have hired new senior management for the aircraft division; and we have appointed new management to oversee the credit underwriting and administration function. Additionally, new policies and procedures have been formulated which place special emphasis on concentration risk guidelines. More independent analysis is being sought and used in asset valuations. We have increased staffing in loan review resulting in increased coverage of our portfolios. We have hired additional experienced staff in collections and work-out who are charged with helping the Group optimize collections, work with customers toward rehabilitation, or foreclose and maximize the value of repossessed assets. Lastly, there is a much higher sensitivity to what can happen with concentrated systemic risks — this is not to say that risk has been completely eliminated, or that we will not experience future losses. Lending is a risk management business, and it is likely we will continue to take losses on the portfolios we have. We will, however, take steps to reduce these losses in the future. We know we cannot magically make problems disappear. But, we can devise and implement individual plans for each targeted account and work each one to its natural conclusion for the best returns.

For 1st Source Corporation, nonperforming assets peaked in the third quarter of 2002 at over $80.0 million, a 3.26 percent ratio, and ended the year at $64.1 million, a 2.65 percent ratio. By the close of the year, repossessions constituted 33.3 percent of nonperforming assets. The process of foreclosure, repossession, refurbishment and sale is further along now and the assets are more under our control than was the case at the end of 2001. Of course, it took a full six months or more for the effects of a slowed economy to work its way through our portfolios and even longer for us to fully respond.

From a credit point of view we are very glad 2002 is behind us. We look forward to working through the remaining problems in 2003 and hope they will continue to subside as the year progresses. With that said, the economy, interest rates, fuel prices and chance of war can all have a negative impact on our success.

Incentives

Over the years, I have reported on the fact that I am blessed to work with good people; people committed to delivering the very best of service to our customers, people who have a strong sense of values and who want to do the right thing, the right way for our customers. They are proud of who they are and what they do.

While people make mistakes, by and large they perform at truly high levels. When we have the kinds of problems we had last year in our Specialty Finance lending categories, the temptation is to look for scapegoats. That is not the way we do things at 1st Source. We try to analyze what went wrong, and determine what we should have done differently. We try to be honest with ourselves and admit the mistakes we have made. We try to learn from the experience. We examine our processes and our incentive systems, both financial and "cultural" — and determine what needs to be changed. We believe in giving people a chance to learn from their mistakes, and to be better at what they do with the very hard lessons they've learned. Most of us know that our real learning in life comes not from our successes but from our failures.

It is important to note that our incentive systems are long term in nature and tied to our results. With this year's performance, there are no awards under our traditional Executive Incentive Program. Additionally, we will not be vesting the incentives due this year from prior years' awards. For many here, if we do not return 1st Source to strong performance levels, awards made in prior years will be completely lost. For myself and the Presidents of our two major units, these bonus awards, due in 2002 from 1997, are already gone, and there will be no salary increase in the coming year. This is appropriate since we work as a team and Senior Executive Management has to accept responsibility for our performance.

Much has been made over the past year about stock options and other stock ownership. One of the values of 1st Source is shared ownership among our colleagues. This is why our 401(k) match is almost always made in 1st Source stock. It is also the reason we have awarded options at 1st Source and made grants of stock to colleagues, hourly and salaried alike. We do not want traders in our stock, we want owners who share the ownership risk. As a result, our options are a little different from most with one important distinction. We require awarded employees to hold their 1st Source stock for three years after they exercise an option by paying 1st Source the exercise price. Similarly, under our Executive Incentive Program, half of an award is normally made in book value stock subject to risk of forfeiture over an ensuing period of years (not less than five) and, absent special circumstances, must be retained until the person retires or leaves the company.

Governance

I cannot end this year's letter without a comment on a topic which took center stage in the newspapers this year — corporate integrity and strong governance. There is no question that the egregious, self-serving actions of a few have led to the subsequent failure of some very large U.S. businesses. This has tainted the view many people have of boards of directors and senior management teams. It has called into question the quality and commitment of everyone running public companies. This is regrettable and places upon all of us in public company governance and management the responsibility to restore the public's faith in us and our system. There have been many regulatory and legislative responses this past year to these lapses in moral character and judgement. Some are good while others are not. What is important is that there is a renewed awareness of the basic responsibility we all have — that of doing the right thing, the right way. Having the right people on the board and the right people as colleagues is an important step in this direction.

At 1st Source, we have always taken the governance function very seriously and have boards for both the bank and the holding company made up of people with diverse backgrounds and experience. They bring their expertise to the board and are well able to discuss the issues, advise management, and determine appropriate strategies. There are twelve directors on the holding company board — ten are independent, six of these have other public company experience, nine have been or are CEO's of substantial businesses either in industry segments or geographic areas we serve, four have substantial financial experience in the financial services industry or as financial executives, and lastly, none depend on the bank for their success. They are intelligent, discerning people with experience, committed to the long term success of 1st Source. They and we have always taken this responsibility seriously. That is why these letters are so detailed, and often on topics not normally discussed in a shareholders' letter. It is important for you to know the thoughts and the values of your management team.

Closing

We end this year disappointed by our performance but optimistic about our future and committed to returning 1st Source to higher performance levels. We still believe the business comes down to the basics — we have done these well before, we will do these well in the future. We are recommitted to exceptional customer service, to rigorous cost control and to pristine credit quality. It is with the last of these three — pristine credit quality — that we failed. The economy, 9/11, and our own overconfidence due to long term success caused us to miss our goal. Our success over the years has come from good people practicing the basics, and we will do that again.

One of those who has championed this over the past 30 years is retiring board member, Dick Pfeil, Chairman and CEO of Koontz Wagner Electric Company. Dick has served on every committee, been here for all the major decisions, counseled us on a diverse set of issues and has had the uncanny ability to often see things quite differently than anyone else, giving us unique insight that was very important in our final decisions. He leaves a caring, high service, active legacy. 1st Source is a better company because of his dedication and commitment. While Dick may no longer serve on the board, he feels such a strong sense of ownership that I know we will continue to have the benefit of his counsel. We are also losing one of the moral forces on our board with the resignation of Bill Beauchamp C.S.C., a priest in the Congregation of the Holy Cross, Executive Vice President Emeritus of the University of Notre Dame, accountant and lawyer. Bill has moved on to become Assistant to the President of the University of Portland and is not available for our meetings in South Bend. We will clearly miss his pragmatic approach to major issues, his dissecting of the imbedded moral questions, and his grasp of the financials. Bill possessed the ability to bore in on the essence of issues and weighed in only when he felt a different point of view needed to be expressed or a minority view needed to be reinforced. He too leaves a mark and a legacy of caring and determined service. We wish him well in his new assignment and look forward to his continuing success.

The year 2002 was trying, but we have learned and have made changes. We look forward to better times ahead, and are thankful that we are all given the opportunity to grow, to be of service to our customers and to benefit the communities in which we live.

Sincerely yours,



Christopher J. Murphy III
Chairman, President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2002

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ____________ to ____________

Commission File Number 0-6233

1st SOURCE CORPORATION

(Exact name of registrant as specified in its charter)

Indiana	**35-1068133**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
100 N. Michigan Street South Bend, Indiana	**46601**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code: (574) 235-2000

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

9% Cumulative Trust Preferred Securities and related guarantee — $25 par value
(Title of Class)

Floating Rate Cumulative Trust Preferred Securities and related guarantee — $25 par value
(Title of Class)

Common Stock — without par value
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☒ No ☐

The aggregate market value of the voting common stock held by non-affiliates of the registrant as of June 28, 2002 was $281,076,980.

The number of shares outstanding of each of the registrant's classes of stock as of February 5, 2003:
Common Stock, without par value — 21,191,171 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the annual proxy statement for the 2003 annual meeting of shareholders to be held April 22, 2003, are incorporated by reference into Part III.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS.

GENERAL

1st Source Corporation is an Indiana corporation and registered bank holding company headquartered in South Bend, Indiana which commenced operations as a bank holding company in 1971. As used herein, unless the context otherwise requires, the term "1st Source" refers to 1st Source Corporation and its subsidiaries. At December 31, 2002, 1st Source had assets of $3.41 billion, deposits of $2.71 billion and total shareholders' equity of $309.43 million.

1st Source, through its principal subsidiary 1st Source Bank (hereafter known as "Bank"), delivers a comprehensive range of consumer and commercial banking services to individual and business customers through 63 banking locations in the Northern Indiana-Southwestern Michigan market area. The Bank also competes for business nationwide by offering specialized financing services for used private and cargo aircraft, automobiles for leasing and rental agencies, heavy duty trucks, construction and environmental equipment. The Bank, which was chartered as an Indiana state bank in 1922, is a member of the Federal Reserve System and its deposits are insured by the Federal Deposit Insurance Corporation (FDIC) to the extent provided by law. The Bank is headquartered in South Bend, Indiana, which is in Northern Indiana, approximately 95 miles east of Chicago and 140 miles north of Indianapolis. Its principal market area consists of seventeen counties in Northern Indiana and Southwestern Lower Michigan.

The principal executive office of 1st Source is located at 100 North Michigan Street, South Bend, Indiana 46601 and its telephone number is 574 235-2000. Access to 1st Source's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports is available at www.1stsource.com soon after the material is electronically filed with the SEC.

BANKING AND FINANCIAL SERVICES

The organization offers a broad range of consumer and commercial banking services through its lending operations, retail branches and fee based businesses.

Commercial, Agricultural and Real Estate Loans — 1st Source's commercial and agriculture loans (excluding Specialty Finance Group loans) at December 31, 2002, were $428.37 million and were 18.42% of total loans outstanding. The primary focus of this lending area is with privately-held or closely-controlled firms in 1st Source's regional market area of Northern Indiana and Southwest Michigan.

Loans secured by real estate amounted to $567.95 million, which was 24.42% of total loans outstanding, at December 31, 2002. The primary focus of this lending area is commercial real estate and residential mortgage lending in the regional market area of Northern Indiana and Southwest Michigan. Most of the residential mortgages are sold into the secondary market and serviced by 1st Source's mortgage subsidiary, Trustcorp Mortgage Company (Trustcorp). Mortgage loans held-for-sale were $146.64 million at December 31, 2002.

1st Source offers both fixed-rate and adjustable-rate consumer mortgage loans secured by the properties, substantially all of which are located in 1st Source's primary market area. Adjustable-rate mortgage loans help reduce 1st Source's exposure to changes in interest rates. During periods of rising interest rates the risk of default on adjustable-rate mortgage loans may increase as a result of repricing and the increased payments required from the borrower.

Commercial and commercial real estate loans generally involve higher credit risks than residential real estate and consumer loans. Because payments on loans secured by commercial real estate or equipment are often dependent upon the successful operation and management of the collateral, repayment of such loans may be influenced to a great extent by conditions in the market or the economy. 1st Source seeks to minimize these risks through its underwriting standards, which require such loans to be qualified on the basis of the collateral's income and debt service ratio. 1st Source obtains extensive financial information and performs detailed credit risk analysis on its customers. 1st Source's credit policy sets different maximum exposure limits depending on its relationship and previous experience with each customer. Credit criteria may include, but are not limited to, customer trade route, assessments of net worth, asset ownership, bank and trade credit reference, credit bureau report, and operational history.

Consumer Loans — 1st Source's consumer loans at December 31, 2002, amounted to $111.01 million and 4.77% of total loans outstanding. Consumer loans are primarily all other non-real estate loans to individuals in 1st Source's regional market area.

Consumer loans can entail risk, particularly in the case of loans that are unsecured or secured by rapidly depreciating assets. In these cases, any repossessed collateral may not provide an adequate source of repayment of the outstanding loan balance. The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy.

Speciality Finance Group Loans and Leases — 1st Source's Specialty Finance Group provides a broad range of comprehensive lease and equipment finance products addressing the financing needs of diverse companies. This Group can be broken down into three areas: truck and automobile financing, aircraft financing and construction equipment financing. The finance receivables generally provide for monthly payments and may include prepayment penalty provisions.

Truck and automobile financing consists of financings to automobile rental and leasing companies, heavy duty truck operating and leasing companies, and environmental companies. Truck and automobile financing at December 31, 2002 had outstandings of $445.20 million, an increase of 29.41% over the December 31, 2001 balance of $344.01 million. The increase was mainly due to growth in the financing receivables of heavy duty trucks, as this portfolio increased from $131.23 million at December 31, 2001 to $197.24 million at December 31, 2002. Truck and automobile finance receivables generally range from $50,000 to $15 million with fixed or variable interest rates and terms of two to seven years.

Aircraft financing consists of financings to aircraft dealers, charters, air cargo carriers, and corporate aircraft users. Aircraft financing at December 31, 2002 had outstandings of $323.80 million, a decrease of 37.07% from December 31, 2001 balance of $514.57 million. Aircraft finance receivables generally range from $100,000 to $15 million with fixed or variable interest rates and terms of two to seven years.

Construction equipment financing includes financing of equipment to construction related companies. Construction equipment financing at December 31, 2002 had outstandings of $303.13 million, a decrease of 7.58% from the December 31, 2001 balance of $328.00 million. Construction equipment finance receivables generally range from $50,000 to $7 million with fixed or variable interest rates and terms of three to seven years.

Aircraft and auto loans totaling approximately $400 million are securitized. Loan sale and servicing income resulting from securitization activities totaled $4.83 million in 2002.

1st Source also generates equipment rental income through the leasing of construction equipment, various automobiles and other equipment to customers through operating leases, where 1st Source retains ownership of the property being leased. Total equipment rental income for 2002 totaled $28.77 million with depreciation on this equipment amounting to $23.49 million.

This loan category is subject to the same credit risk as mentioned above in the discussion under Commercial, Agricultural and Real Estate Loans. In addition, 1st Source's leasing and equipment-financing activity is subject to the risk of cyclical downturns and other adverse economic developments affecting these industries and markets. This area of lending, with transportation in particular, is dependent upon general economic conditions and the strength of the travel and transportation industries. The industry appeared to be experiencing the beginning of a cyclical downturn in early 2001 and this downturn was exacerbated by the terrorist attacks of September 11, 2001 and their aftermath. An economic slowdown in recent periods has had a negative impact on 1st Source's equipment finance origination as well as credit quality in certain industry segments such as the transportation industry. For a further discussion of business risk, see Part I, Item I, Business — section titled "Business Risks."

1st Source markets its specialty finance services with sales officers based in 26 locations nationwide. 1st Source markets its financing and leasing services directly to the equipment end users for the acquisition or leasing of equipment, and for capital loans.

1st Source's marketing activities are relationship driven and service oriented. 1st Source focuses on providing prompt, responsive and customized service to its customers and business prospects with a team of dedicated marketing and management personnel who solicit business from the users of the equipment, as well as from dealers and manufacturers. 1st Source's relationship managers and executive personnel have, on average, twenty years of experience in the industries they serve. Management believes that the knowledge base and relationships built by this team enables 1st Source to compete effectively. The team's experience with the customer and prospect base, equipment values, resale markets, and local economic and industry conditions places 1st Source in a strong competitive position. 1st Source's initiatives include making timely credit decisions, arranging financing structures which meet the customers' needs as well as 1st Source's underwriting criteria, providing direct contact between customers and 1st Source executives with decision-making authority, and providing swift and knowledgeable responses to customers' inquiries and issues encountered in the ordinary course of their business.

1st Source obtains business in several ways. Officers travel throughout their own geographic territories calling directly on prospects — one on one. Officers receive referrals from present customers, as well as from dealers, manufacturers, and some select, targeted advertising. Officers also attend numerous trade shows.

1st Source has developed relationships with over 100 manufacturers, whereby on a non-exclusive basis, the manufacturers refer customers to 1st Source for financing. However, 1st Source does not provide a captive finance service, and thus has no expressed or written agreements or obligations with any manufacturers. All prospects referred undergo the same credit and documentation criteria as other customers.

Deposits — Through its network of 63 banking centers located in 17 counties in Indiana and Michigan, 1st Source generates deposits to fund its lending activities. Total deposits at December 31, 2002 were $2.71 billion. To enhance customer service, 1st Source offers banking services, in addition to its traditional branches, through its network of 73 automated teller machines, bank by phone services and online personal and business financial products. Service charges on deposit accounts totaled $14.95 million for 2002.

Fee Based Businesses — 1st Source maintains various fee based businesses to complement net interest income.

Trust fees are generated from employee benefit services, personal and agency trusts and estate planning. In 2002, trust fees were $10.25 million.

Mortgage loan sale and servicing income for 2002 amounted to $2.57 million. Income from loan sale and servicing is generated from the mortgage banking operations of Trustcorp. Trustcorp serviced approximately $2.30 billion of mortgage loans at December 31, 2002. During 2002, $7.33 million of impairment charges were recognized on Trustcorp's servicing portfolio.

Insurance commissions from 1st Source's property and casualty insurance agency totaled $2.43 million for 2002.

SERVICES OFFERED BY THE NON-BANKING SUBSIDIARIES

1st Source's other subsidiaries include 1st Source Leasing, Inc., a leasing subsidiary; 1st Source Insurance, Inc., a general property and casualty insurance agency in South Bend; 1st Source Capital Corporation, a licensed small business investment company; 1st Source Capital Trust I, II and III, subsidiaries created to issue $54.75 million of Trust Preferred Securities; Michigan Transportation Finance Corporation, 1st Source Specialty Finance, Inc., SFG Equipment Leasing, Inc., 1st Source Intermediate Holding, LLC ,1st Source Commercial Aircraft Leasing Inc. and SFG Equipment Leasing Corporation I, companies that manage the assets of the Specialty Finance Group; 1st Source Funding, LLC, a qualified special purpose entity established for purposes of administering securitization activity; Trustcorp Mortgage Company, a mortgage banking company with seven offices in Indiana, Ohio and Michigan and 1st Source Corporation Investment Advisors, Inc., a registered investment advisory subsidiary that provides investment management services to the 1st Source Monogram Funds and the trust and investment clients of 1st Source Bank. 1st Source's one inactive subsidiary is FBT Capital Corporation.

COMPETITION

The activities in which 1st Source and the Bank engage are highly competitive. These activities and the geographic markets served primarily involve competition with other banks, some of which are affiliated with large bank holding companies headquartered outside of 1st Source's principal market. Larger financial institutions competing within 1st Source's principal market, but headquartered elsewhere, include Bank One, Fifth Third Bank, Key Bank, National City Bank, Standard Federal Bank and Wells Fargo Bank. Competition among financial institutions is based upon interest rates offered on deposit accounts, interest rates charged on loans and other credit and service charges, the quality of services rendered, the convenience of banking facilities and, in the case of loans to large commercial borrowers, relative lending limits.

In addition to competing with other banks within its primary service areas, the Bank also competes with other financial intermediaries, such as credit unions, industrial loan associations, securities firms, insurance companies, small loan companies, finance companies, mortgage companies, real estate investment trusts, certain governmental agencies, credit organizations and other enterprises. Additional competition for depositors' funds comes from United States Government securities, private issuers of debt obligations and suppliers of other investment alternatives for depositors. Many of 1st Source's non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and banks. Such non-bank competitors may, as a result, have certain advantages over 1st Source in providing some services.

1st Source competes against these financial institutions by offering innovative products and highly personalized services. 1st Source also relies on a history in the market dating back to 1863, relationships that long-term employees have with their customers and the capacity for quick local decision-making.

EMPLOYEES

1st Source employs approximately 1,233 persons on a full-time equivalent basis. 1st Source provides a wide range of employee benefits and considers employee relations to be good.

REGULATION AND SUPERVISION

General — 1st Source and the Bank are extensively regulated under federal and state law. These laws and regulations are intended to protect depositors, not shareholders. To the extent that the following information describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in applicable laws or regulations may have a material effect on the business and prospects of 1st Source. The operations of 1st Source may be affected by legislative changes and by the policies of various regulatory authorities. 1st Source is unable to predict the nature or the extent of the effects on its business and earnings that fiscal or monetary policies, economic controls or new federal or state legislation may have in the future.

1st Source is a registered bank holding company under the Bank Holding Company Act of 1956 (BHCA) and, as such, is subject to regulation, supervision and examination by the Board of Governors of the Federal Reserve System (Federal Reserve). 1st Source is required to file annual reports with the Federal Reserve and to provide the Federal Reserve such additional information as it may require.

The Bank, as an Indiana state bank and member of the Federal Reserve System, is supervised by the Indiana Department of Financial Institutions (DFI) and the Federal Reserve. As such, the Bank is regularly examined by and subject to regulations promulgated by the DFI and the Federal Reserve. Because the FDIC provides deposit insurance to the Bank, the Bank is also subject to supervision and regulation by the FDIC (even though the FDIC is not its primary federal regulator).

Bank and Bank Holding Company Regulation — As noted above, both 1st Source and the Bank are subject to extensive regulation and supervision.

Bank Holding Company Act — Under the BHCA, as amended, the activities of a bank holding company, such as 1st Source, are limited to business so closely related to banking, managing or controlling banks as to be a proper incident thereto. 1st Source is also subject to capital requirements applied on a consolidated basis in a form substantially similar to those required of the Bank. The BHCA also requires a bank holding company to obtain approval from the Federal Reserve before (i) acquiring, or holding more than 5% voting interest in any bank or bank holding company, (ii) acquiring all or substantially all of the assets of another bank or bank holding company, or (iii) merging or consolidating with another bank holding company.

The BHCA also restricts non-bank activities to those which, by statute or by Federal Reserve regulation or order, have been identified as activities closely related to the business of banking or of managing or controlling banks. As discussed below, the Gramm-Leach-Bliley Act, which was enacted in 1999, established a new type of bank holding company known as a "financial holding company," that has powers that are not otherwise available to bank holding companies.

Financial Institutions Reform, Recovery and Enforcement Act of 1989 — The Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA) reorganized and reformed the regulatory structure applicable to financial institutions generally.

The Federal Deposit Insurance Corporation Improvement Act of 1991 — The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) was adopted to supervise and regulate a wide variety of banking issues. In general, FDICIA provides for the recapitalization of the Bank Insurance Fund (BIF), deposit insurance reform, including the implementation of risk-based deposit insurance premiums, the establishment of five capital levels for financial institutions ("well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized") that would impose more scrutiny and restrictions on less capitalized institutions, along with a number of other supervisory and regulatory issues.

Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 — Congress enacted the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (hereafter known as "Interstate Act") in September 1994. Beginning in September 1995, bank holding companies have the right to expand, by acquiring existing banks, into all states, even those which had theretofore restricted entry. The legislation also provides that, subject to future action by individual states, a holding company has the right to convert the banks which it owns in different states to branches of a single bank. The states of Indiana and Michigan have adopted the interstate branching provisions of the Interstate Act.

Economic Growth and Regulatory Paperwork Reduction Act of 1996 — The Economic Growth and Regulatory Paperwork Reduction Act of 1996 (EGRPRA) was signed into law on September 30, 1996. EGRPRA streamlined the non-banking activities application process for well-capitalized and well-managed bank holding companies.

Gramm-Leach-Bliley Act of 1999 — The Act is intended to modernize the banking industry by removing barriers to affiliation among banks, insurance companies, the securities industry and other financial service providers. It provides financial organizations with the flexibility of structuring such affiliations through a holding company structure or through a financial subsidiary of a bank, subject to certain limitations. The Act establishes a new type of bank holding company, known as a financial holding company, that may engage in an expanded list of activities that are "financial in nature," which include securities and insurance brokerage, securities underwriting, insurance underwriting and merchant banking. The Act also sets forth a system of functional regulation that makes the Federal Reserve the "umbrella supervisor" for holding companies, while providing for the supervision of the holding company's subsidiaries by other federal and state agencies. A bank holding company may not become a financial holding company if any of its subsidiary financial institutions are not well-capitalized or well-managed. Further, each bank subsidiary of the holding company must have received at least a satisfactory Community Reinvestment Act (CRA) rating. The Act also expands the types of financial activities a national bank may conduct through a financial subsidiary, addresses state regulation of insurance, generally prohibits unitary thrift holding companies organized after May 4, 1999 from participating in new financial activities, provides privacy protection for nonpublic customer information of financial institutions, modernizes the Federal Home Loan Bank system and makes miscellaneous regulatory improvements. The Federal Reserve and the Secretary of the Treasury must coordinate their supervision regarding approval of new financial activities to be conducted through a financial holding company or through a financial subsidiary of a bank. While the provisions of the Act regarding activities that may be conducted through a financial subsidiary directly apply only to national banks, those provisions indirectly apply to state-chartered banks. In addition, the Bank is subject to other provisions of the Act, including those relating to CRA and privacy, regardless of whether 1st Source elects to become a financial holding company or to conduct activities through a financial subsidiary of the Bank. 1st Source does not, however, currently intend to file notice with the Board to become a financial holding company or to engage in expanded financial activities through a financial subsidiary of the Bank.

Regulations Governing Capital Adequacy — The federal bank regulatory agencies use capital adequacy guidelines in their examination and regulation of bank holding companies and banks. If the capital falls below the minimum levels established by these guidelines, the bank holding company or bank may be denied approval to acquire or establish additional banks or nonbank businesses or to open facilities. The various regulatory capital requirements that 1st Source is subject to are disclosed in Part II, Item 8, Financial Statements and Supplementary Data — Note N of the Notes to Consolidated Financial Statements. Management of 1st Source believes that the risk-weighting of assets and the risk-based capital guidelines do not have a material adverse impact on 1st Source's operations or on the operations of the Bank.

Community Reinvestment Act — The Community Reinvestment Act of 1977 requires that, in connection with examinations of financial institutions within their jurisdiction, the federal banking regulators must evaluate the record of the financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those banks. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or facility.

Regulations Governing Extensions of Credit — The Bank is subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to the bank holding company or its subsidiaries, or investments in their securities and on the use of their securities as collateral for loans to any borrowers. These regulations and restrictions may limit the ability of 1st Source to obtain funds from the Bank for its cash needs, including funds for acquisitions and for payment of dividends, interest and operating expenses. Further, under the BHCA and certain regulations of the Federal Reserve, a bank holding company and its subsidiaries are prohibited from engaging in certain tying arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.

The Bank is also subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to executive officers, directors, principal shareholders or any related interest of such persons. Extensions of credit (i) must be made on substantially the same terms, including interest-rates and collateral, and following credit underwriting procedures that are not less stringent than, as those prevailing at the time for comparable transactions with persons not covered above and who are not employees and (ii) must not involve more than the normal risk of repayment or present other unfavorable features. The Bank is also subject to certain lending limits and restrictions on overdrafts to such persons.

Reserve Requirements — The Federal Reserve requires all depository institutions to maintain reserves against their transaction accounts and non-personal time deposits. Reserves of 3% must be maintained against total transaction accounts of $41.30 million or less (subject to adjustment by the Federal Reserve) and 10% must be maintained against that portion of total transaction accounts in excess of such amount.

Dividends — The ability of the Bank to pay dividends and management fees is limited by various state and federal laws, by the regulations promulgated by its primary regulators and by the principles of prudent bank management.

Monetary Policy and Economic Control — The commercial banking business in which 1st Source engages is affected not only by general economic conditions, but also by the monetary policies of the Federal Reserve. Changes in the discount rate on member bank borrowing, availability of borrowing at the "discount window," open market operations, the imposition of changes in reserve requirements against member banks deposits and assets of foreign branches and the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates are some of the instruments of monetary policy available to the Federal Reserve. These monetary policies are used in varying combinations to influence overall growth and distributions of bank loans, investments and deposits, and such use may affect interest rates charged on loans or paid on deposits. The monetary policies of the Federal Reserve have had a significant effect on the operating results of commercial banks and are expected to do so in the future. The monetary policies of the Federal Reserve are influenced by various factors, including inflation, unemployment, short-term and long-term changes in the international trade balance and in the fiscal policies of the U.S. Government. Future monetary policies and the effect of such policies on the future business and earnings of 1st Source and the Bank cannot be predicted.

Pending Legislation — Because of concerns relating to competitiveness and the safety and soundness of the banking industry, Congress often considers a number of wide-ranging proposals for altering the structure, regulation and competitive relationships of the nation's financial institutions. It cannot be predicted whether or in what form any proposals will be adopted or the extent to which the business of 1st Source may be affected thereby.

BUSINESS RISKS

Like all other banking and financial service companies, 1st Source's business and results of operations are subject to a number of risks, many of which are outside of 1st Source's control. In addition to the other information in this report, readers should carefully consider that the following important factors, among others, could materially impact 1st Source's business and future results of operations.

1st Source's success depends on its ability to compete effectively in the competitive financial services industry — The financial services industry is competitive and 1st Source and its operating subsidiaries encounter strong competition for deposits, loans and other financial services in all of its lines of business. 1st Source's principal competitors include other commercial banks, savings banks, credit unions, savings and loan associations, mutual funds, money market funds, finance companies, trust companies, insurers, leasing companies, mortgage companies, private issuers of debt obligations, venture capital firms, and suppliers of other investment alternatives, such as securities firms and insurance companies. Some of its non-bank competitors are not subject to the same degree of regulation as 1st Source and its subsidiaries are and have advantages over 1st Source in providing certain services. Many of 1st Source's competitors are significantly larger and have greater access to capital and other resources. In recent years there has been substantial consolidation among companies in the financial services industry. Such consolidation may increase competition. Further, 1st Source's ability to compete effectively is dependent on its ability to adapt successfully to technological and other changes within the banking and financial services industry generally.

1st Source's business may be adversely affected by the highly regulated environment in which it operates — 1st Source and its subsidiaries operate in a heavily regulated and rapidly changing legislative and regulatory environment. 1st Source's failure to comply with the many requirements of state and federal law could lead to termination or suspension of its licenses, rights of rescission for borrowers, class action lawsuits and administrative enforcement actions. Recently enacted and future legislation and regulations may have significant impact on the financial services industry. Regulatory or legislative changes could increase 1st Source's costs of doing business, restrict its access to new products or markets, cause 1st Source to change some of its products or the way it operates its different lines of business, adversely affect its operations or the manner in which it conducts its business and, on the whole, adversely affect the profitability of its business.

1st Source may be adversely affected by a general deterioration in economic conditions — The risks associated with 1st Source's business are greater in periods of a slowing economy or recession. Economic declines may be accompanied by a decrease in demand for consumer and commercial credit and declining real estate and other asset values. Declining real estate and other asset values, particularly transportation related equipment, may reduce the ability of borrowers to use such equity to support borrowings. Delinquencies, foreclosures and losses generally increase during economic slow-downs or recessions. Additionally, 1st Source's servicing costs and credit losses may also increase in periods of economic slow-down or recession.

1st Source is subject to credit risk inherent in its loan portfolios — In the financial services industry, there is always a risk that certain borrowers may not repay borrowings. 1st Source maintains a reserve for loan losses to absorb the level of losses that it estimates to be probable in its portfolios. However, its reserve for loan losses may not be sufficient to cover the loan losses that it may actually incur. If 1st Source experiences defaults by borrowers in any of its businesses, 1st Source's earnings could be negatively affected. Changes in local economic conditions could adversely affect credit quality in its local business loan portfolio, and changes in national economic conditions could adversely affect the quality of its Specialty Finance Group's portfolio.

Certain 1st Source lending product lines are experiencing slow-downs — 1st Source has specialty national businesses in commercial loans secured by transportation and construction equipment, including the financing of aircraft for dealers and air cargo operators and the financing of vehicles for the rental and leasing industries. 1st Source's aircraft and auto rental businesses have been adversely affected by the slow down in the technology and automotive manufacturing markets (large users of air cargo services), the reaction by the financial markets and the fall-off of durable goods manufacturing, all of which were exacerbated by the events of September 11, 2001. These market conditions have caused aircraft and used automobile values to drop precipitously. Customers who rely on the use of aircraft or automobiles to produce income have been negatively affected, and 1st Source has experienced substantial loan losses in the last several quarters in its aircraft and auto rental financing units. Since some of the relationships in these industries are large (up to $15 million), further and continued slow-downs in these industries can adversely affect 1st Source.

1st Source may be adversely affected by interest rate changes — Although 1st Source actively manages its interest rate sensitivity, such management is not an exact science. Rapid increases or decreases in interest rates could adversely affect its net interest margin if changes in its cost of funds do not correspond to changes in income yields. Such fluctuations could also continue to negatively impact its mortgage banking operations, which are very interest rate sensitive, by increasing the runoff rates in the servicing portfolio, reducing loan origination activities or increasing its funding costs. An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on loans may lead to an increase in nonperforming assets and a reduction of interest accrued into income, which could have a material adverse effect on 1st Source's results of operations. 1st Source recorded non-cash valuation adjustments in 2002 for impairment of the carrying value of the mortgage servicing portfolio held by Trustcorp.

Provisions in 1st Source's restated articles of incorporation, by-laws and Indiana law may delay or prevent an acquisition of 1st Source by a third party — 1st Source's restated articles of incorporation, by-laws and Indiana law contain provisions that may make it more difficult for a third party to acquire 1st Source without the consent of its board of directors. These provisions could also discourage proxy contests and may make it more difficult for shareholders to elect their own representatives as directors and take other corporate actions.

Among other provisions, 1st Source's articles of incorporation authorize its board of directors to issue shares of preferred stock and to determine its terms, preferences and other rights without shareholder approval. The issuance of preferred stock could discourage a third party from acquiring control of the company.

1st Source's by-laws do not permit cumulative voting of shareholders in the election of directors, allowing the holders of a majority of its outstanding shares to control the election of all its directors. 1st Source's by-laws also provide that only its board of directors, and not its shareholders, may adopt, alter, amend and repeal its by-laws.

Indiana law provides several limitations that may discourage potential acquirers from purchasing its common shares. In particular, Indiana law prohibits business combinations with a person who acquires 10% or more of its common shares during the five-year period after the acquisition of 10% by that person or entity, unless the acquirer receives prior approval for the acquisition of the shares or business combination from its board of directors.

1st Source could be held responsible for environmental liabilities of properties acquired through foreclosure — Environmentally related hazards have become a source of high risk and potentially unlimited liability for financial institutions relative to their loans. Environmentally contaminated properties owned by an institution's borrowers may result in a drastic reduction in the value of the collateral securing the institution's loans to such borrowers, high environmental clean up costs to the borrower affecting its ability to repay the loans, the subordination of any lien in favor of the institution to a state or federal lien securing clean up costs, and liability to the institution for clean up costs if it forecloses on the contaminated property or becomes involved in the management of the borrower. To minimize this risk, 1st Source may require an environmental examination of and report with respect to the property of any borrower or prospective borrower if circumstances affecting the property indicate a potential for contamination, taking into consideration the potential loss to the institution in relation to the burdens to the borrower. Such examination must be performed by an engineering firm experienced in environmental risk studies and acceptable to the institution, and the costs of such examinations and reports are the responsibility of the borrower. These costs may be substantial and may deter a prospective borrower from entering into a loan transaction with 1st Source. 1st Source is not aware of any borrower who is currently subject to any environmental investigation or clean up proceeding which is likely to have a material adverse effect on the financial condition or results of operations of 1st Source.

Item 2. Properties.

1st Source's headquarters building is located in downtown South Bend. In 1982, the land was leased from the City of South Bend on a 49-year lease, with a 50-year renewal option. The building is part of a larger complex, including a 300-room hotel and a 500-car parking garage. 1st Source sold the building and entered into a leaseback agreement with the purchaser for a term of 30 years. The bank building is a structure of approximately 160,000 square feet, with 1st Source and its subsidiaries occupying approximately 70% of the available office space and approximately 30% presently subleased to unrelated tenants.

1st Source also owns property and or buildings on which 41 of the Bank subsidiary's 63 banking centers are located, including the facilities in Allen, Elkhart, Fulton, Kosciusko, LaPorte, Marshall, Porter, St. Joseph and Starke Counties in the state of Indiana and Berrien County in the state of Michigan, as well as a computer operations center. In 1995, 1st Source reacquired its former headquarters building through foreclosure. It has been refurbished for additional tenants and 1st Source use. The remaining properties utilized by the Bank are leased from unrelated parties.

Item 3. Legal Proceedings.

1st Source and its subsidiaries are defendants in various legal proceedings arising in the normal course of business. In the opinion of management, based upon present information including the advice of legal counsel, the ultimate resolution of these proceedings will not have a material effect on 1st Source's consolidated financial position.

Item 4. Submission of Matters to a Vote of Security Holders.

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

1st Source's common stock is traded on the Nasdaq Stock Market under the symbol "SRCE." The following table sets forth for each quarter the high and low sales prices for the common stock of 1st Source, as reported by Nasdaq, and the cash dividends paid per share for each quarter. The amounts shown in the table below have been adjusted for all stock dividends.

Common Stock Prices *(quarter ended)*	2002 Sales Price High	2002 Sales Price Low	Cash Dividends Paid	2001 Sales Price High	2001 Sales Price Low	Cash Dividends Paid
March 31	**$ 25.45**	**$ 19.75**	**$ .090**	$ 20.00	$ 16.31	$ .086
June 30	**26.89**	**21.00**	**.090**	28.07	17.26	.085
September 30	**24.58**	**13.54**	**.090**	25.03	18.40	.090
December 31	**17.81**	**10.90**	**.090**	22.71	19.65	.090

As of December 31, 2002, there were 1,086 holders of record of 1st Source common stock.

Federal laws and regulations contain restrictions on the ability of 1st Source and the Bank to pay dividends. For information regarding restrictions on dividends, see Part I, Item 1, Business — Regulation and Supervision — Dividends and Part II, Item 8, Financial Statements and Supplementary Data — Note N of the Notes to Consolidated Financial Statements.

ITEM 6. SELECTED FINANCIAL DATA.

The following selected financial data should be read in conjunction with 1st Source's Consolidated Financial Statements and the accompanying notes presented elsewhere herein.

(Dollars in thousands, except per share amounts)	**2002**	2001	2000	1999	1998
Interest income	**$ 199,503**	$ 245,566	$ 238,222	$ 202,070	$ 196,840
Interest expense	**80,817**	126,957	134,288	104,401	105,962
Net interest income	**118,686**	118,609	103,934	97,669	90,878
Provision for loan losses	**39,657**	25,745	11,836	3,969	6,856
Net interest income after provision for loan losses	**79,029**	92,864	92,098	93,700	84,022
Noninterest income	**73,117**	87,026	68,553	58,659	49,705
Noninterest expense	**140,741**	121,683	104,513	99,536	85,941
Income before income taxes	**11,405**	58,207	56,138	52,823	47,786
Income taxes	**1,366**	19,709	18,565	17,055	16,329
Net income	**$ 10,039**	$ 38,498	$ 37,573	$ 35,768	$ 31,457
Assets at year end	**$ 3,407,468**	$ 3,562,691	$ 3,182,181	$ 2,872,945	$ 2,733,592
Long-term debt at year end	**16,878**	11,939	12,060	12,174	13,189
Shareholders' equity at year end	**309,429**	306,190	270,572	238,820	216,793
Basic net income per common share*	**0.48**	1.85	1.81	1.71	1.50
Diluted net income per common share*	**0.47**	1.82	1.79	1.69	1.47
Cash dividends per common share*	**.360**	.351	.334	.284	.252
Dividend payout ratio	**76.60%**	19.29%	18.66%	16.80%	17.14%
Return on average assets	**0.29%**	1.14%	1.24%	1.31%	1.23%
Return on average common equity	**3.23%**	13.14%	14.88%	15.74%	15.30%
Average common equity to average assets	**8.95%**	8.69%	8.31%	8.29%	8.06%

*All per share amounts have been restated for stock dividends.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The purpose of this analysis is to provide the reader with information relevant to understanding and assessing 1st Source's results of operations for each of the past three years and financial condition for each of the past two years. In order to fully appreciate this analysis the reader is encouraged to review the consolidated financial statements and statistical data presented in this document.

FORWARD-LOOKING STATEMENTS

This report, including Management's Discussion and Analysis of Financial Condition and Results of Operations, contains "forward-looking statements" about 1st Source. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will" and similar expressions indicate forward-looking statements. Those statements, including statements, projections, estimates or assumptions concerning future events or performance, and other statements that are other than statements of historical fact, are subject to material risks and uncertainties. 1st Source cautions readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. 1st Source may make other written or oral forward-looking statements from time to time. Readers are advised that various important factors could cause 1st Source's actual results or circumstances for future periods to differ materially from those anticipated or projected in such forward-looking statements. Such factors include, but are not limited to, changes in laws, regulations or accounting principles generally accepted in the United States; 1st Source's competitive position within its markets served; increasing consolidation within the banking industry; unforeseen changes in interest rates; unforeseen changes in loan prepayment assumptions; unforeseen downturns in the local, regional or national economies or in the industries in which 1st Source has credit concentrations; and the matters described under Part I, Item 1, Business — Business Risks. 1st Source undertakes no obligation to publicly update or revise any forward-looking statements.

CRITICAL ACCOUNTING POLICIES

1st Source's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States and follow general practices within the industries in which it operates. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are primarily necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent on a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by third-party sources, when available. When third-party information is not available, valuation adjustments are estimated in good faith by management primarily through the use of internal cash flow modeling techniques. The most significant accounting policies followed by 1st Source are presented in Note A to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the determination of the reserve for loan losses, the valuation of retained interests, the valuation of mortgage servicing rights and the valuation of repossessed assets to be the accounting areas that require the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available. Any material effect on the financial statements during the twelve months of 2002 related to these critical accounting areas is discussed in management's discussion and analysis of financial condition and results of operations. In addition, the sensitivities of valuations to adverse changes in the factors and assumptions used in estimating certain fair values are discussed in the notes to the consolidated financial statements. The remainder of this management's discussion and analysis should be read in conjunction with the consolidated financial statements and related notes presented in Part II, Item 8, Financial Statements and Supplementary Data.

EARNINGS SUMMARY

Net income in 2002 was $10.04 million, down from $38.50 million in 2001 and $37.57 million in 2000. Diluted net income per common share was $0.47 in 2002, $1.82 in 2001 and $1.79 in 2000 after giving retroactive recognition to stock dividends. Return on average total assets was 0.29% in 2002, compared to 1.14% in 2001 and 1.24% in 2000. Return on average common equity was 3.23% in 2002 versus 13.14% in 2001 and 14.88% in 2000.

Net income in 2002 was unfavorably affected by loan charge-offs, costs to secure and dispose of collateral and impairment charges for mortgage servicing rights, repossessed assets and the securitization retained asset. Offsetting these, 1st Source was moderately successful in generating additional noninterest income in core services and products.

Dividends declared on common stock in 2002 amounted to $.360 per share, compared to $.351 in 2001 and $.334 in 2000. The level of earnings reinvested and dividend payouts are based on management's assessment of future growth opportunities and the level of capital necessary to support them.

Net Interest Income — Net interest income, the difference between income from earning assets and the interest cost of funding those assets, is 1st Source's primary source of earnings. Net interest income, on a fully taxable equivalent basis, decreased 0.09% in 2002, following a 13.34% increase in 2001.

Net interest margin, the ratio of net interest income to average earning assets, is affected by movements in interest rates and changes in the mix of earning assets and the liabilities that fund those assets. Net interest margin on a fully taxable equivalent basis was 3.87% in 2002 compared to 3.95% in 2001 and 3.87% in 2000. The net interest margin was negatively impacted in 2002, primarily due to carrying higher nonperforming assets, a moderate change in the mix of our earning assets and a slowed economy.

The yield on earning assets in 2002 was 6.43%, compared to 8.07% in 2001 and 8.69% in 2000. Average earning assets in 2002 increased 2.15%, following a 10.80% increase in 2001. The effective rate on interest bearing liabilities was 2.95% in 2002, compared to 4.68% for 2001 and 5.48% for 2000.

The following table provides an analysis of net interest income and illustrates the interest income earned and interest expense charged for each major component of interest earning assets and interest bearing liabilities. The net interest spread is the difference between the average yield earned on assets and the average rate incurred on liabilities:

Year ended December 31 *(Dollars in thousands)*	2002 Average Balance	2002 Interest Income/ Expense	2002 Yield/ Rate	2001 Average Balance	2001 Interest Income/ Expense	2001 Yield/ Rate	2000 Average Balance	2000 Interest Income/ Expense	2000 Yield/ Rate
ASSETS									
Investment securities									
Taxable	$ 486,835	$ 21,360	4.39%	$ 434,154	$ 26,078	6.01%	$ 384,564	$ 25,094	6.53%
Tax exempt[1]	152,343	8,865	5.82	151,993	9,925	6.53	167,682	11,413	6.81
Net loans[2,3]	2,451,538	171,336	6.99	2,464,798	212,067	8.60	2,207,382	203,905	9.24
Other investments	58,916	1,078	1.83	32,462	820	2.53	23,256	1,455	6.26
Total earning assets	3,149,632	202,639	6.43	3,083,407	248,890	8.07	2,782,884	241,867	8.69
Cash and due from banks	91,217			99,453			97,096		
Reserve for loan losses	(59,171)			(50,895)			(41,441)		
Other assets	284,704			237,978			201,552		
Total assets	$3,466,382			$ 3,369,943			$ 3,040,091		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest bearing deposits	$2,408,801	$ 71,084	2.95%	$ 2,330,988	$ 108,069	4.64%	$ 2,066,846	$ 109,866	5.32%
Short-term borrowings	270,747	5,659	2.09	325,456	14,455	4.44	327,941	19,664	6.00
Guaranteed preferred beneficial interests in the Company's subordinated debentures	46,010	3,249	7.06	44,750	3,560	7.96	44,750	3,863	8.63
Long-term debt	13,066	825	6.31	12,078	873	7.23	12,193	895	7.34
Total interest bearing liabilities	2,738,624	80,817	2.95	2,713,272	126,957	4.68	2,451,730	134,288	5.48
Noninterest bearing deposits	362,509			305,373			285,361		
Other liabilities	54,837			58,312			50,426		
Shareholders' equity	310,412			292,986			252,574		
Total liabilities and shareholders' equity	$3,466,382			$ 3,369,943			$ 3,040,091		
Net interest income		$121,822			$ 121,933			$ 107,579	
Net interest margin on a tax equivalent basis			3.87%			3.95%			3.87%

(1) Interest income includes the effects of tax equivalent adjustments, using a 35% rate. Tax equivalent adjustments were $2,828 in 2002, $3,058 in 2001 and $3,457 in 2000.

(2) Loan income includes fees on loans of $5,042 in 2002, $6,394 in 2001 and $6,043 in 2000. Loan income also includes the effects of tax equivalent adjustments, using a 35% rate. Tax equivalent adjustments were $308 in 2002, $266 in 2001 and $188 in 2000.

(3) For purposes of this computation, nonaccruing loans are included in the average loan balance outstanding.

The following table shows changes in tax equivalent interest earned and interest paid, resulting from changes in volume and changes in rates:

(Dollars in thousands)	Increase (Decrease) due to* Volume	Rate	Net
2002 compared to 2001			
Interest earned on:			
Loans	**$ (1,254)**	**$(39,477)**	**$(40,731)**
Investment securities:			
Taxable	**3,867**	**(8,585)**	**(4,718)**
Tax-exempt	**21**	**(1,081)**	**(1,060)**
Interest-bearing deposits with other banks	**1**	**(5)**	**(4)**
Federal funds sold and other money market investments	**393**	**(131)**	**262**
Total earning assets	**$ 3,028**	**$(49,279)**	**$(46,251)**
Interest paid on:			
Savings deposits	**5,465**	**(12,835)**	**(7,370)**
Other time deposits	**(3,191)**	**(26,424)**	**(29,615)**
Short-term borrowings	**(2,124)**	**(6,672)**	**(8,796)**
Guaranteed preferred beneficial interests in the Company's subordinated debentures	**107**	**(418)**	**(311)**
Long-term debt	**88**	**(136)**	**(48)**
Total interest-bearing liabilities	**$ 345**	**$(46,485)**	**$(46,140)**
Net interest income	**$ 2,683**	**$ (2,794)**	**$ (111)**
2001 compared to 2000			
Interest earned on:			
Loans	$ 19,917	$(11,755)	$ 8,162
Investment securities:			
Taxable	2,569	(1,585)	984
Tax-exempt	(1,031)	(457)	(1,488)
Interest-bearing deposits with other banks	(1)	(2)	(3)
Federal funds sold and other money market investments	1,442	(2,074)	(632)
Total earning assets	$ 22,896	$(15,873)	$ 7,023
Interest paid on:			
Savings deposits	2,919	(8,686)	(5,767)
Other time deposits	8,168	(4,198)	3,970
Short-term borrowings	(131)	(5,078)	(5,209)
Guaranteed preferred beneficial interests in the Company's subordinated debentures	(3)	(300)	(303)
Long-term debt	(9)	(13)	(22)
Total interest-bearing liabilities	$ 10,944	$(18,275)	$ (7,331)
Net interest income	$ 11,952	$ 2,402	$ 14,354

*The change in interest due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Noninterest Income — Noninterest income continues to represent a considerable source of income for 1st Source. Excluding gains/losses on investments, total noninterest income amounted to $75.95 million in 2002, $86.59 million in 2001 and $66.23 million in 2000.

Trust fees in 2002 were $10.25 million, compared to $9.67 million in 2001 and $9.61 million in 2000. Trust fees increased 6.00% in 2002, following a 0.62% increase in 2001. The increase in 2002 is reflective of the increase in assets under management and the performance of 1st Source's fund managers.

Service charges on deposit accounts increased by 27.60% resulting in $14.95 million of income for 2002. The $11.71 million recorded in 2001 was an increase of 45.10% from the $8.07 million of service charges on deposit accounts generated in 2000. Generally, overdraft fees, business service fees and debit card fees accounted for the increase in service charges on deposit accounts for both 2002 and 2001. The fee income increases were due to transaction account volume, attributed primarily to the branch acquisitions in 2001, business account maintenance charges and fewer fees waived.

Loan servicing and sale income generated from 1st Source's aircraft and auto loan securitization and mortgage banking activities decreased 71.16% to $7.41 million in 2002. The $25.68 million recorded in 2001 represented a 59.19% increase over 2000. Loan securitization income was $4.83 million during 2002, compared to $5.71 million during 2001. In 2002, the securitization facility increased $50 million, bringing the outstanding servicing portfolio of aircraft and auto loans to $400 million, compared to $350 million for year-end 2001. Gains of $8.96 million were recognized on the sale of mortgage loans and servicing in 2002, compared to gains of $19.34 million in 2001. The reduced gains on the sale of mortgage loans and servicing is reflective of a sale of approximately $1.0 billion of mortgage servicing rights early in 2001, resulting in an $11.06 million gain. In addition, mortgage servicing fee income net of amortization and impairment write-offs of mortgage servicing rights was $(6.38) million for 2002, and $625,000 for 2001. The decline is the result of a $7.33 million impairment charge on the mortgage servicing rights portfolio in 2002. The increased level of refinancings in 2002 increased mortgage loan prepayment rates, resulting in a lower estimated value of mortgage servicing assets.

Equipment rental income generated from operating leases increased to $28.77 million in 2002, a 9.62% increase over 2001. The $26.25 million recorded in 2001 was a 23.68% increase over 2000. Revenues from operating leases for construction equipment, automobiles and other equipment and the related depreciation on the equipment have increased in the past few years as 1st Source has experienced increases in this line of business. However, this growth slowed significantly in 2002 due to the weaker economy.

Other income experienced moderate growth of 9.80% during 2002, compared to an 18.67% increase in 2001. The increase for 2002 was primarily due to a $562,000 gain recorded on trading account securities.

The investment losses of $2.84 million in 2002, include a $1.49 million impairment charge on the securitization retained asset; while $1.96 million of the gain in 2000 was due to the sale of foreign bonds. The balance of the net investment securities and other investment (losses) gains in 2002, 2001 and 2000 were primarily the result of valuation adjustments on venture capital and other investments.

Noninterest Expense — 1st Source experienced increases in noninterest expense of 15.66% and 16.43% for 2002 and 2001, respectively. The leading factors contributing to the increase in noninterest expense were reflected in the effects of a full year of operations relating to the 2001 branch acquisitions, an increase in collection and repossession expenses, higher depreciation charges on leased equipment, valuation adjustments and intangible asset amortization. Cost control across all business units and better utilization of resources continue to be a major focus at 1st Source.

Salaries and employee benefits increased 7.64% in 2002, following a 14.74% increase in 2001. Salaries and wages increased 12.76% in 2002 and 17.78% in 2001. The increase in 2002 from the prior year was due to the first full year of operations for the branches acquired in 2001 and, in part, to higher commissions paid to mortgage originators. The number of full-time equivalent employees stood at 1,233 at the end of 2002, compared to 1,260 and 1,070 at the end of 2001 and 2000, respectively. A major contributor to the increase in the number of full-time equivalent employees was the acquisition of 17 branches in 2001. Employee benefits decreased 12.70% in 2002, following a 4.04% increase in 2001. The change in employee benefits was primarily the result of lower executive incentives offset by an increase in group insurance expense of 24.47% in 2002, following an 18.99% increase in 2001.

Occupancy expense in 2002 increased 10.69% from 2001, following a 9.70% increase in 2001. The 2002 increase was due to the 17 branches acquired in 2001, 13 of which were acquired in the 4th quarter.

Furniture and equipment expense, including depreciation, increased in 2002 by 13.70%, following a 6.24% increase in 2001. The increase in 2002 is attributed primarily to upgrades in hardware and computer systems and increased computer processing charges. Approximately 30.00% of the 2002 increase is related to the new branches.

Depreciation on operating leases increased 11.70% in 2002, following a 25.27% increase in 2001 due to the continued expansion of our operating lease portfolio.

Supplies and communications expense increased 1.30% in 2002, following a 15.86% increase in 2001. The slight increase in 2002 was primarily due to effective cost controls over printing and supplies while continuing to provide the materials and up-to-date communication resources necessary to achieve optimal service for customers.

Business development and marketing expense decreased 31.04% in 2002, following an increase of 18.06% in 2001. The increase in 2001 was in part due to advertising and marketing campaigns related to the branch acquisitions. During 2002, 1st Source continued to engage in effective targeting of advertising and marketing campaigns. Charitable contributions decreased in 2002 compared to 2001.

An increase of 96.36% occurred in other expenses during 2002, compared to a 23.88% increase in 2001. The primary cause of the increase is due to $8.98 million of additional collection and repossession expenses and valuation adjustments on repossessed assets and nonperforming operating leases. In addition, intangible asset amortization increased $1.92 million in 2002 due to the 2001 branch acquisitions and Trustcorp accrued $0.98 million for a fraud loss. The increases in other expenses were offset by decreases in professional consulting fees and check forgery losses.

Income Taxes — 1st Source recognized income tax expense of $1.37 million in 2002, compared to $19.71 million in 2001 and $18.57 million in 2000. The effective tax rate in 2002 was 11.98% compared to 33.86% in 2001 and 33.07% in 2000. The lower effective tax rate in 2002 compared to 2001 was due to tax exempt income remaining constant while net income before tax declined. For detailed analysis of 1st Source's income taxes see Part II, Item 8, Financial Statements and Supplementary Data — Note K of the Notes to Consolidated Financial Statements.

FINANCIAL CONDITION

Loan Portfolio — The following table shows 1st Source's loan distribution at the end of each of the last five years as of December 31:

(Dollars in thousands)	**2002**	2001	2000	1999	1998
Commercial and agricultural loans	**$ 428,367**	$ 460,373	$ 496,303	$ 455,560	$ 408,397
Truck and automobile financing	**445,195**	344,014	259,382	215,390	188,268
Aircraft financing	**323,802**	514,573	508,278	422,076	328,494
Construction equipment financing	**303,126**	328,004	272,250	244,745	205,350
Loans secured by real estate	**567,950**	586,580	593,287	526,929	465,355
Mortgages held-for-sale	**146,640**	173,515	51,754	64,472	165,060
Consumer loans	**111,012**	128,305	127,808	134,017	119,272
Total loans	**$2,326,092**	$ 2,535,364	$ 2,309,062	$ 2,063,189	$ 1,881,696

At December 31, 2002, 10.62% of total loans was concentrated with borrowers in trucking and truck leasing.

Average loans, net of unearned discount, decreased 0.54% in 2002, following an 11.66% increase in 2001. Loans, net of unearned discount, at December 31, 2002 were $2.33 billion and were 68.22% of total assets, compared to $2.54 billion or 71.16% of total assets at December 31, 2001.

Commercial and agricultural lending outstandings, excluding those secured by real estate, decreased 6.95% during 2002. Many of the industries 1st Source serves experienced a marked decline in business activity in 2002, resulting in reduced loan needs.

Truck and automobile financing increased 29.41% in 2002. The largest increase was in medium and heavy duty truck loans which experienced growth of $66 million or slightly over 50% in 2002. This increase is due to the addition of sales people in this area. Other loans in this category include automobile and environmental equipment financing which grew by 13% and 5%, respectively.

Aircraft financing at year-end 2002 declined 37.07% from year-end 2001. Aircraft financing has been negatively impacted by the slowed economy and the events of September 11, 2001. Another factor contributing to the decrease was the securitization of an additional $50 million of fixed rate aircraft loans, removing them from the balance sheet.

Construction equipment financing decreased 7.58% in 2002. This division has also been negatively impacted by the slowing economy.

Real estate loans decreased 5.99% during 2002. This decrease was due to declines in the year-end balances of residential mortgage loans held for sale and portfolio mortgage loans. Residential mortgage loan production which was strong during the year, declined toward the end of 2002 compared to 2001.

Consumer loans decreased 13.48% as greater marketing efforts were offset by customers utilizing mortgage refinances to make home improvements and to payoff consumer debt. In addition, consumers took advantage of 0% financing offered by new car dealers.

The following table shows the maturities of loans in the categories of commercial and agriculture, truck and automobile, aircraft and construction equipment outstanding as of December 31, 2002. The amounts due after one year are also classified according to the sensitivity to changes in interest rates.

(Dollars in thousands)	0 – 1 Year	1 – 5 Years	Over 5 Years	Total
Commercial and agricultural loans	$ 319,372	$ 101,615	$ 7,380	$ 428,367
Truck and automobile financing	149,061	290,067	6,067	445,195
Aircraft financing	121,047	185,445	17,310	323,802
Construction equipment financing	105,788	196,184	1,154	303,126
Total	**$ 695,268**	**$ 773,311**	**$ 31,911**	**$1,500,490**

Rate Sensitivity *(Dollars in thousands)*	Fixed Rate	Variable Rate	Total
1 – 5 Years	$ 506,591	$ 266,720	$ 773,311
Over 5 Years	9,561	22,350	31,911
Total	**$ 516,152**	**$ 289,070**	**$ 805,222**

CREDIT EXPERIENCE

Reserve for Loan Losses — 1st Source's reserve for loan losses is provided for by direct charges to operations. Losses on loans are charged against the reserve and likewise, recoveries during the period for prior losses are credited to the reserve. Management evaluates the adequacy of the reserve periodically, reviewing all loans over a fixed-dollar amount where the internal credit rating is at or below a predetermined classification, actual and anticipated loss experience, current economic events in specific industries and other pertinent factors including general economic conditions. Determination of the reserve is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows or fair value of collateral on collateral-dependent impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience and consideration of economic trends, all of which may be susceptible to significant change. Management of 1st Source reviews the status of the loan portfolio to identify borrowers that might develop financial problems, in order to aid borrowers in the handling of their accounts and to mitigate losses. See Part II, Item 8, Financial Statements and Supplementary Data — Note A of the Notes to Consolidated Financial Statements for additional information on management's evaluation of the adequacy of the reserve for loan losses.

The reserve for loan losses at December 31, 2002 totaled $59.22 million and was 2.55% of loans, compared to $57.62 million or 2.27% of loans at December 31, 2001 and $44.64 million or 1.93% of loans at December 31, 2000. It is management's opinion that the reserve for loan losses is adequate to absorb losses inherent in the loan portfolio as of December 31, 2002.

The provision for loan losses for 2002 was $39.66 million, compared to $25.75 million in 2001 and $11.84 million in 2000. The increase in the provision for loan losses in 2002 compared to 2001 reflects the continued weakness of the economy and the aftermath of September 11, 2001, as problem loans grew and charge-offs increased. Net charge-offs of $38.06 million, $13.36 million and $7.40 million were recorded in 2002, 2001 and 2000, respectively. The higher net charge-offs occurred primarily with loans to aircraft dealers and operators, and rental car businesses. Net charge-offs to aircraft dealers were $21.78 million, $2.11 million and $4.20 million in 2002, 2001 and 2000, respectively. Net charge-offs to aircraft operators were $4.70 million, $3.10 million and $0 in 2002, 2001 and 2000, respectively. While net charge-offs of business and personal aircraft loans were $0.16 million, $0.28 million and $0.56 million in 2002, 2001 and 2000, respectively.

The following table summarizes the 1st Source's loan loss experience for each of the last five years ended December 31:

(Dollars in thousands)	**2002**	2001	2000	1999	1998
Amounts of loans outstanding at end of period	**$2,326,092**	$ 2,535,364	$ 2,309,062	$ 2,063,189	$ 1,881,696
Average amount of net loans outstanding during period	**$2,451,538**	$ 2,464,798	$ 2,207,382	$ 1,949,172	$ 1,853,537
Balance of reserve for loan losses at beginning of period	$ **57,624**	$ 44,644	$ 40,210	$ 38,629	$ 35,424
Charge-offs:					
Commercial and agricultural loans	**2,698**	5,014	1,818	885	1,295
Truck and automobile financing	**7,151**	753	109	3	1,422
Aircraft financing	**27,401**	5,584	4,987	-	-
Construction equipment financing	**2,326**	762	393	510	249
Loans secured by real estate	**18**	117	30	148	323
Consumer loans	**2,127**	2,102	1,738	1,481	1,510
Total charge-offs	**41,721**	14,332	9,075	3,027	4,799
Recoveries:					
Commercial and agricultural loans	**1,312**	328	298	85	256
Truck and automobile financing	**616**	71	631	52	418
Aircraft financing	**759**	92	230	-	-
Construction equipment financing	**465**	129	50	34	
Loans secured by real estate	**25**	-	2	50	47
Consumer loans	**481**	351	462	418	427
Total recoveries	**3,658**	971	1,673	639	1,148
Net charge-offs	**38,063**	13,361	7,402	2,388	3,651
Provisions charged to operating expense	**39,657**	25,745	11,836	3,969	6,856
Reserves acquired in acquisitions	-	596	-	-	-
Balance at end of period	$ **59,218**	$ 57,624	$ 44,644	$ 40,210	$ 38,629
Ratio of net charge-offs to average net loans outstanding	**1.55%**	0.54%	0.34%	0.12%	0.20%

The reserve for loan losses has been allocated according to the amount deemed necessary to provide for the possibility of losses being incurred within the categories of loans set forth in the table below. The amount of such components of the reserve at December 31 and the ratio of such loan categories to total outstanding loan balances, are as follows:

(Dollars in thousands)	2002 Reserve Amount	2002 Percent of Loans in Each Category to Total Loans	2001 Reserve Amount	2001 Percent of Loans in Each Category to Total Loans	2000 Reserve Amount	2000 Percent of Loans in Each Category to Total Loans	1999 Reserve Amount	1999 Percent of Loans in Each Category to Total Loans	1998 Reserve Amount	1998 Percent of Loans in Each Category to Total Loans
Commercial and agricultural loans	**$ 11,163**	**18.42%**	$ 14,247	18.16%	$ 15,532	21.49%	$ 9,495	22.08%	$ 10,468	21.73%
Truck and automobile financing	**11,006**	**19.14**	9,924	13.57	5,764	11.23	4,308	10.44	4,910	10.00
Aircraft financing	**21,603**	**13.92**	19,987	20.29	12,884	22.01	15,530	20.46	11,255	17.46
Construction equipment financing	**9,394**	**13.03**	6,463	12.94	5,304	11.79	5,406	11.86	5,446	10.94
Loans secured by real estate	**3,656**	**30.72**	4,268	29.98	2,692	27.94	3,091	28.66	3,769	33.53
Consumer loans	**2,396**	**4.77**	2,735	5.06	2,468	5.54	2,380	6.50	2,781	6.34
Total	**$ 59,218**	**100.00%**	$ 57,624	100.00%	$ 44,644	100.00%	$ 40,210	100.00%	$ 38,629	100.00%

Nonperforming Assets — 1st Source's policy is to discontinue the accrual of interest on loans on which principal or interest is past due and remains unpaid for 90 days or more, except for mortgage loans, which are placed on nonaccrual at the time the loan is placed in foreclosure. Nonperforming assets amounted to $64.12 million at December 31, 2002, compared to $43.29 million at December 31, 2001 and $25.00 million at December 31, 2000. Impaired loans totaled $60.10 million, $45.40 million and $37.01 million at December 31, 2002, 2001 and 2000, respectively. During 2002, interest income which would have been recorded on nonaccrual loans under their original terms was $3.92 million, compared to $4.86 million in 2001. Interest income that was recorded on nonaccrual loans was $1.08 million and $2.00 million in 2002 and 2001, respectively.

The overall increase in nonperforming assets for 2002 is primarily the result of a growing inventory of repossessed assets. The increase in repossessions is primarily attributed to defaulted loans to air cargo businesses and aircraft dealers and operators. In addition, there has been a moderate increase in other real estate.

Nonperforming Assets at December 31 *(Dollars in thousands)*	**2002**	2001	2000	1999	1998
Loans past due over 90 days	**$ 154**	$ 453	$ 385	$ 254	$ 275
Nonaccrual loans and restructured loans	**35,664**	35,825	19,168	11,967	9,266
Total nonperforming loans	**35,818**	36,278	19,553	12,221	9,541
Other real estate	**4,362**	3,137	1,698	1,167	424
Other assets	**23,937**	3,878	3,745	1,967	606
Total nonperforming assets	**$ 64,117**	$ 43,293	$ 24,996	$ 15,355	$ 10,571
Nonperforming loans to loans, net of unearned discount	**1.54%**	1.43%	0.85%	0.59%	0.51%
Nonperforming assets to loans and leases, net of unearned discount	**2.65%**	1.63%	1.04%	0.72%	0.55%

Potential Problem Loans — At December 31, 2002, management was not aware of any potential problem loans that would have a material effect on loan delinquency or loan charge-offs. However, until general economic conditions begin to improve, 1st Source's management expects unfavorable trends in credit quality and net-charge-offs to continue, particularly in the first half of 2003. Loans and leases are subject to continual review and are given management's attention whenever a problem situation appears to be developing.

INVESTMENT PORTFOLIO

Securities at year-end 2002 decreased 1.43% from 2001, following a 13.01% increase from year-end 2000 to year-end 2001. Securities at December 31, 2002 were $647.62 million or 18.99% of total assets, compared to $657.04 million or 18.44% of total assets at December 31, 2001.

The carrying amounts of securities available-for-sale at the dates indicated are summarized as follows:

December 31 *(Dollars in thousands)*	**2002**	2001	2000
U.S. Treasury and government agencies and corporations	**$391,653**	$434,867	$334,832
States and political subdivisions	**156,010**	144,000	151,501
Other	**99,954**	78,174	95,078
Total securities available-for-sale	**$647,617**	$657,041	$581,411

The following table shows the maturities of securities available-for-sale at December 31, 2002, at the carrying amounts and the weighted average yields of such securities:

(Dollars in thousands)	Amount	Yield [1]
U.S. Treasuries and agencies		
Under 1 year	$169,961	3.61%
1 – 5 years	148,271	3.48
5 – 10 years	28,055	3.52
Over 10 years	45,366	3.20
Total U.S. Treasuries and agencies	**$391,653**	**3.51%**
State and political subdivisions		
Under 1 year	31,221	6.59%
1 – 5 years	98,289	5.50
5 – 10 years	24,676	5.00
Over 10 years	1,824	4.17
Total state and political subdivisions	**$156,010**	**5.62%**
Other securities		
Under 1 year	513	5.36%
1 – 5 years	854	6.46
5 – 10 years	5,118	3.05
Over 10 years	-	-
Retained interest in securitizations	21,457	13.82
Marketable equity securities	72,012	-
Total other securities	**$ 99,954**	**-**
Total securities available-for-sale	**$647,617**	**-**

[1] Weighted average yields are based on amortized cost. Yields on tax-exempt obligations are calculated on a fully tax equivalent basis assuming a 35% tax rate. Marketable equity securities are excluded.

DEPOSITS

The average daily amounts of deposits and rates paid on such deposits are summarized as follows:

	2002		2001		2000	
December 31 *(Dollars in thousands)*	**Amount**	**Rate**	Amount	Rate	Amount	Rate
Noninterest bearing demand deposits	**$ 362,509**	**-%**	$ 305,373	-%	$ 285,361	-%
Interest bearing demand deposits	**686,763**	**1.40**	596,330	2.82	457,021	4.42
Savings deposits	**232,067**	**1.20**	165,820	1.78	236,724	2.26
Other time deposits	**1,489,971**	**3.94**	1,568,838	5.63	1,373,101	6.14
Total	**$2,771,310**		$2,636,361		$2,352,207	

The amount of certificates of deposit of $100,000 or more and other time deposits of $100,000 or more outstanding at December 31, 2002, by time remaining until maturity is as follows:

(Dollars in thousands)	
Under 3 months	$117,859
4 – 6 months	39,907
7 – 12 months	64,423
Over 12 months	109,811
Total	**$332,000**

SHORT-TERM BORROWINGS

The following table shows the distribution of 1st Source's short-term borrowings and the weighted average interest rates thereon at the end of each of the last three years. Also provided are the maximum amount of borrowings and the average amount of borrowings, as well as weighted average interest rates for the last three years.

(Dollars in thousand)	Federal Funds Purchased and Security Repurchase Agreements	Commercial Paper	Other Short-Term Borrowings	Total Borrowings
2002				
Balance at December 31, 2002	**$212,040**	**$ 2,814**	**$ 45,824**	**$260,678**
Maximum amount outstanding at any month-end	**266,370**	**5,580**	**86,059**	**358,009**
Average amount outstanding	**218,009**	**4,023**	**48,715**	**270,747**
Weighted average interest rate during the year	**1.36%**	**1.64%**	**5.40%**	**2.09%**
Weighted average interest rate for outstanding amounts at December 31, 2002	**0.65%**	**1.06%**	**1.76%**	**0.85%**
2001				
Balance at December 31, 2001	$214,709	$ 4,992	$ 44,772	$264,473
Maximum amount outstanding at any month-end	298,717	17,545	144,951	461,213
Average amount outstanding	226,758	11,763	86,935	325,456
Weighted average interest rate during the year	3.19%	4.52%	7.68%	4.44%
Weighted average interest rate for outstanding amounts at December 31, 2001	1.43%	1.79%	1.28%	1.41%
2000				
Balance at December 31, 2000	$192,307	$14,756	$126,327	$333,390
Maximum amount outstanding at any month-end	287,434	15,626	153,858	456,918
Average amount outstanding	193,311	13,038	121,592	327,941
Weighted average interest rate during the year	5.22%	6.13%	7.21%	6.00%
Weighted average interest rate for outstanding amounts at December 31, 2000	5.44%	6.44%	6.75%	5.98%

LIQUIDITY

Core Deposits — 1st Source's major source of investable funds is provided by stable core deposits consisting of all interest bearing and noninterest bearing deposits, excluding brokered certificates of deposit and certain certificates of deposit of $100,000 and over. In 2002, average core deposits equaled 66.56% of average total assets, compared to 61.18% in 2001 and 62.41% in 2000. The effective cost rate of core deposits in 2002 was 2.40%, compared to 3.76% in 2001 and 4.25% in 2000. During 2001, 1st Source Bank acquired a total of 17 branch offices with core and other deposits of $322 million.

Average demand deposits (noninterest bearing core deposits) increased 18.71% in 2002, compared to an increase of 7.01% in 2001. They represented 15.71% of total core deposits in 2002, compared to 14.81% in 2001 and 15.04% in 2000.

Purchased Funds — 1st Source's purchased funds are used to supplement core deposits and include certain certificates of deposit of $100,000 and over, brokered certificates of deposit, federal funds, securities sold under agreements to repurchase, commercial paper and other short-term borrowings. Purchased funds are raised from customers seeking short-term investments and are used to manage the bank's interest rate sensitivity. During 2002, 1st Source's reliance on purchased funds decreased to 21.19% of average total assets from 26.71% in 2001.

Loan Securitizations — 1st Source sells many of the aircraft and auto loans it originates through the issuance of securities backed by those loans in securitization transactions. In a securitization, 1st Source sells and transfers pools of loans to a qualified special purpose entity. The qualified special purpose entity simultaneously sells and transfers its total interest in the loans to a trust, which issues beneficial interests in the loans in the form of securities which are sold through private placement transactions. The qualified special purpose entity generally retains the right to receive any excess cash flows of the trust. 1st Source sold $292 million of loans in 2002 and $230 million of loans in 2001 in conjunction with aircraft and auto loan securitization transactions.

Shareholders' Equity — Management continues to emphasize profitable asset growth and retention of equity in the business. Average shareholders' equity equated to 8.95% of average total assets in 2002 compared to 8.69% in 2001. Shareholders' equity was 9.08% of total assets at year-end 2002, compared to 8.59% at year-end 2001. In accordance with SFAS No. 115, 1st Source includes unrealized gain (loss) on available-for-sale securities, net of income taxes, as accumulated other comprehensive income which is a component of shareholders' equity. While regulatory capital adequacy ratios exclude unrealized gain (loss) in the calculation thereof, it does impact 1st Source's equity as reported in the audited financial statements. The unrealized gain on available-for-sale securities, net of income taxes, was $4.59 and $5.61 million at December 31, 2002 and 2001, respectively.

Liquidity Risk Management — The Asset/Liability management process incorporates overall bank liquidity and interest rate sensitivity. The purpose of liquidity management is to match the sources and uses of funds to anticipated customer deposits, withdrawals and borrowing requirements, as well as to provide for the cash flow needs of 1st Source. The primary source of liquidity is the investment portfolio. At December 31, 2002, securities maturing in one year amounted to $201.70 million, which represented 31.14% of the investment portfolio as compared to 25.92% at year-end 2001. The liquidity of 1st Source is enhanced by core deposit funding. 1st Source also has access to a variety of short-term and long-term funding sources, borrowing capacity in the national markets and loan securitizations.

Interest Rate Risk Management — 1st Source's Asset/Liability Management Committee monitors and manages the relationship of earning assets to interest bearing liabilities and the responsiveness of asset yields, interest expense and interest margins to changes in market interest rates. In the normal course of business, 1st Source faces ongoing interest rate risks and uncertainties. 1st Source occasionally utilizes interest rate swaps to partially manage the primary market exposures associated with the interest rate risk related to underlying assets, liabilities and anticipated transactions. There were no interest rate swaps in place on December 31, 2002. At December 31, 2002, the consolidated statement of financial condition was rate sensitive by $154.71 million more assets than liabilities scheduled to reprice within one year or approximately 1.09%.

A hypothetical change in earnings was modeled by calculating an immediate 100 basis point (1.00%) change in interest rates across all maturities. This analysis presents the hypothetical change in earnings of those rate sensitive financial instruments held by 1st Source (excluding Trustcorp) at December 31, 2002. The aggregate hypothetical decrease in pre-tax earnings is estimated to be $1.23 million on an annualized basis on all rate-sensitive financial instruments, based on a hypothetical increase of a 100 basis point change in interest rates. The aggregate hypothetical decrease in pre-tax earnings is estimated to be $6.97 million on an annualized basis on all rate-sensitive financial instruments based on a hypothetical decrease of a 100 basis point change in interest rates. Actual results may differ materially from those projected. The use of this methodology to quantify the market risk of the balance sheet should not be construed as an endorsement of its accuracy or the accuracy of the related assumptions.

Due to the nature of the mortgage banking business, 1st Source manages the earning assets and interest-bearing liabilities of Trustcorp on a separate basis. The predominant assets on Trustcorp's balance sheet are mortgage loans held for sale, which are funded by short-term borrowings (normally less than 30 days) from non-affiliated banks. These borrowings are managed on a daily basis. A portion of Trustcorp's other borrowings for working capital are funded by 1st Source.

Trustcorp manages the interest rate risk related to loan commitments by entering into contracts for future delivery of loans. See Part II, Item 8, Financial Statements and Supplementary Data — Note M of the Notes to Consolidated Financial Statements.

QUARTERLY RESULTS OF OPERATIONS

Three Months Ended *(Dollars in thousands, except per share amounts)*	March 31	June 30	September 30	December 31
2002				
Interest income	**$52,539**	**$50,396**	**$48,859**	**$47,709**
Interest expense	**21,997**	**20,445**	**19,717**	**18,658**
Net interest income	**30,542**	**29,951**	**29,142**	**29,051**
Provision for loan losses	**11,809**	**10,750**	**8,765**	**8,333**
Investment securities and other investment (losses) gains	**(488)**	**-**	**(600)**	**(1,748)**
Income before income taxes	**5,169**	**3,481**	**2,474**	**281**
Net income	**4,208**	**2,767**	**2,101**	**963**
Diluted net income per common share*	**0.20**	**0.13**	**0.10**	**0.05**
2001				
Interest income	$62,461	$63,443	$61,218	$58,444
Interest expense	35,395	33,801	31,279	26,482
Net interest income	27,066	29,642	29,939	31,962
Provision for loan losses	6,611	3,715	9,476	5,943
Investment securities and other investment gains (losses)	1,032	52	-	(645)
Income before income taxes	21,094	14,300	8,968	13,845
Net income	13,643	9,447	6,174	9,234
Diluted net income per common share*	0.65	0.44	0.29	0.44

*The computation of per share data gives retroactive recognition to a 5% stock dividend declared April 24, 2001.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

For information regarding Quantitative and Qualitative Disclosures about Market Risk, see Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, Interest Rate Risk Management.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31 *(Dollars in thousands)*	2002	2001
ASSETS		
Cash and due from banks	$ 120,894	$ 129,431
Federal funds sold and interest bearing deposits with other banks	81,881	17,038
Investment securities, available-for-sale		
(amortized cost of $640,224 and $647,788 at December 31, 2002 and 2001, respectively)	647,617	657,041
Trading account securities	13,347	-
Loans, net of unearned discount:		
Commercial and agricultural loans	428,367	460,373
Truck and automobile financing	445,195	344,014
Aircraft financing	323,802	514,573
Construction equipment financing	303,126	328,004
Loans secured by real estate	567,950	586,580
Mortgages held for sale	146,640	173,515
Consumer loans	111,012	128,305
Total loans	2,326,092	2,535,364
Reserve for loan losses	(59,218)	(57,624)
Net loans	2,266,874	2,477,740
Equipment owned under operating leases		
(net of accumulated depreciation of $46,188 and $40,826 at December 31, 2002 and 2001, respectively)	93,893	115,754
Net premises and equipment	40,899	41,923
Other assets	142,063	123,764
Total assets	$3,407,468	$ 3,562,691
LIABILITIES		
Deposits:		
Noninterest bearing	$ 419,289	$ 365,193
Interest bearing	2,293,616	2,517,613
Total deposits	2,712,905	2,882,806
Short-term borrowings:		
Federal funds purchased and securities sold under agreements to repurchase	212,040	214,709
Other	48,638	49,764
Total short-term borrowings	260,678	264,473
Long-term debt	16,878	11,939
Guaranteed preferred beneficial interests in the Company's subordinated debentures	54,750	44,750
Other liabilities	52,828	52,533
Total liabilities	3,098,039	3,256,501
SHAREHOLDERS' EQUITY		
Preferred stock; no par value		
Authorized 10,000,000 shares; none issued or outstanding	-	-
Common stock; no par value		
Authorized 40,000,000 shares; issued 21,619,622 shares in 2002 and 21,587,919 shares in 2001, less unearned shares (239,138 — 2002 and 206,915 — 2001)	7,579	7,579
Capital surplus	214,001	214,001
Retained earnings	90,897	91,591
Cost of common stock in treasury (431,466 shares — 2002 and 593,044 shares — 2001)	(7,637)	(12,591)
Accumulated other comprehensive income	4,589	5,610
Total shareholders' equity	309,429	306,190
Total liabilities and shareholders' equity	$3,407,468	$ 3,562,691

The accompanying notes are a part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31 *(Dollars in thousands, except per share data)*	**2002**	2001	2000
Interest and fee income:			
Loans	**$171,029**	$211,801	$203,717
Investment securities, taxable	**18,103**	22,695	22,264
Investment securities, tax-exempt	**6,037**	6,867	7,955
Total investment securities	**24,140**	29,562	30,219
Other	**4,334**	4,203	4,286
Total interest income	**199,503**	245,566	238,222
Interest expense:			
Deposits	**71,084**	108,069	109,866
Short-term borrowings	**5,659**	14,455	19,664
Guaranteed preferred beneficial interest in the Company's subordinated debentures	**3,249**	3,560	3,863
Long-term debt	**825**	873	895
Total interest expense	**80,817**	126,957	134,288
Net interest income	**118,686**	118,609	103,934
Provision for loan losses	**39,657**	25,745	11,836
Net interest income after provision for loan losses	**79,029**	92,864	92,098
Noninterest income:			
Trust fees	**10,252**	9,672	9,612
Service charges on deposit accounts	**14,947**	11,714	8,073
Loan servicing and sale income	**7,406**	25,679	16,131
Equipment rental income	**28,773**	26,249	21,224
Other income	**14,575**	13,273	11,185
Investment securities and other investment (losses) gains	**(2,836)**	439	2,328
Total noninterest income	**73,117**	87,026	68,553
Noninterest expense:			
Salaries and employee benefits	**67,398**	62,614	54,572
Net occupancy expense	**6,861**	6,199	5,651
Furniture and equipment expense	**10,719**	9,428	8,874
Depreciation — leased equipment	**23,494**	21,034	16,790
Supplies and communications	**6,582**	6,498	5,608
Business development and marketing expense	**3,006**	4,359	3,692
Other expense	**22,681**	11,551	9,326
Total noninterest expense	**140,741**	121,683	104,513
Income before income taxes	**11,405**	58,207	56,138
Income taxes	**1,366**	19,709	18,565
Net income	**$ 10,039**	$ 38,498	$ 37,573
Basic net income per common share	**$ 0.48**	$ 1.85	$ 1.81
Diluted net income per common share	**$ 0.47**	$ 1.82	$ 1.79

The accompanying notes are a part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Dollars in thousands, except per share data)	Total	Common Stock	Capital Surplus	Retained Earnings	Cost of Common Stock in Treasury	Accumulated Other Comprehensive Income (Loss), Net
Balance at January 1, 2000	$ 238,820	$ 6,883	$ 179,905	$ 68,309	$(14,382)	$ (1,895)
Comprehensive income, net of tax:						
Net income	37,573	-	-	37,573	-	-
Change in unrealized losses of available-for-sale securities	4,116	-	-	-	-	4,116
Total comprehensive income	41,689	-	-	-	-	-
Cost of 282,903 shares of common stock acquired for treasury	(4,990)	-	-	-	(4,990)	-
Cash dividends ($.334 per share)	(6,956)	-	-	(6,956)	-	-
5% common stock dividend ($9 cash paid in lieu of fractional shares)	(9)	344	15,292	(15,645)	-	-
Other	2,018	-	-	(2,400)	4,418	-
Balance at December 31, 2000	$ 270,572	$ 7,227	$ 195,197	$ 80,881	$(14,954)	$ 2,221
Comprehensive income, net of tax:						
Net income	38,498	-	-	38,498	-	-
Cumulative effect of change in accounting principle	688	-	-	-	-	688
Change in unrealized gains of available-for-sale securities	2,701	-	-	-	-	2,701
Total comprehensive income	41,887	-	-	-	-	-
Cost of 71,514 shares of common stock acquired for treasury	(1,308)	-	-	-	(1,308)	-
Cash dividends ($.351 per share)	(7,297)	-	-	(7,297)	-	-
5% common stock dividend ($10 cash paid in lieu of fractional shares)	(10)	352	18,804	(19,166)	-	-
Other	2,346	-	-	(1,325)	3,671	-
Balance at December 31, 2001	$ 306,190	$ 7,579	$214,001	$ 91,591	$(12,591)	$ 5,610
Comprehensive income, net of tax:						
Net income	**10,039**	**-**	**-**	**10,039**	**-**	**-**
Change in unrealized gains of available-for-sale securities	**(1,021)**	**-**	**-**	**-**	**-**	**(1,021)**
Total comprehensive income	**9,018**	**-**	**-**	**-**	**-**	**-**
Cost of 128,276 shares of common stock acquired for treasury	**(2,503)**	**-**	**-**	**-**	**(2,503)**	**-**
Cash dividends ($.360 per share)	**(7,537)**	**-**	**-**	**(7,537)**	**-**	**-**
Other	**4,261**	**-**	**-**	**(3,196)**	**7,457**	**-**
Balance at December 31, 2002	**$ 309,429**	**$ 7,579**	**$214,001**	**$ 90,897**	**$ (7,637)**	**$ 4,589**

The accompanying notes are a part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

Year Ended December 31 *(Dollars in thousands)*	2002	2001	2000
Operating activities:			
Net income	$ 10,039	$ 38,498	$ 37,573
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	39,657	25,745	11,836
Depreciation of premises and equipment	28,471	25,779	21,159
Amortization of investment security premiums and accretion of discounts, net	4,460	1,811	757
Amortization of mortgage servicing rights	6,306	4,382	5,485
Mortgage servicing asset impairment charges	7,328	-	-
Deferred income taxes	(15,451)	(2,259)	3,013
Realized investment securities losses (gains)	2,836	(439)	(2,328)
Realized gains on securitized loans	(7,964)	(8,532)	(8,880)
Decrease (increase) in interest receivable	4,465	3,607	(5,011)
(Decrease) increase in interest payable	(6,117)	(9,184)	17,148
Other	8,748	4,709	3,384
Net cash provided by operating activities	82,778	84,117	84,136
Investing activities:			
Proceeds from sales and maturities of investment securities held-to-maturity	-	-	17,974
Proceeds from sales and maturities of investment securities available-for-sale	320,110	336,978	191,490
Purchases of investment securities available-for-sale	(319,841)	(408,611)	(222,091)
Net (increase) decrease in short-term investments	(78,190)	(15,987)	348
Loans sold or participated to others	682,998	236,741	259,126
Increase in loans net of principal collections	(511,788)	(446,405)	(519,485)
Purchase of loans	-	(29,641)	-
Net increase in equipment owned under operating leases	(1,587)	(48,385)	(37,491)
Purchases of premises and equipment	(4,510)	(11,673)	(3,905)
(Increase) decrease in other assets	(10,222)	978	(206)
Net cash paid in purchase acquisition	-	(27,821)	-
Other	512	(1,412)	(535)
Net cash provided by (used in) investing activities	77,482	(415,238)	(314,775)
Financing activities:			
Net increase in demand deposits, NOW accounts and savings accounts	81,220	82,696	130,948
Purchase of demand deposits and savings accounts	-	129,451	-
Net (decrease) increase in certificates of deposits	(251,122)	15,845	204,325
Purchase of certificates of deposits	-	192,090	-
Net decrease in short-term borrowings	(3,794)	(68,917)	(76,352)
Proceeds from issuance of long-term debt	16,042	217	255
Payments on long-term debt	(11,103)	(338)	(369)
Proceeds from issuance of trust-preferred securities	10,000	-	-
Acquisition of treasury stock	(2,503)	(1,308)	(4,990)
Cash dividends	(7,537)	(7,297)	(6,956)
Other	-	(10)	(9)
Net cash (used in) provided by financing activities	(168,797)	342,429	246,852
(Decrease) increase in cash and cash equivalents	(8,537)	11,308	16,212
Cash and cash equivalents, beginning of year	129,431	118,123	101,911
Cash and cash equivalents, end of year	$ 120,894	$ 129,431	$ 118,123

The accompanying notes are a part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A — Accounting Policies

The principal line of business of 1st Source and subsidiaries is banking and closely related activities. The following is a summary of significant accounting policies followed in the preparation of the consolidated financial statements.

Principles of Consolidation — The financial statements consolidate 1st Source and its subsidiaries (principally the Bank and Trustcorp). All significant intercompany balances and transactions have been eliminated. For purposes of the parent company only financial information presented in Note Q, investments in subsidiaries, are carried at 1st Source's equity in the underlying net assets.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Securities — Securities that 1st Source has the ability and positive intent to hold to maturity are classified as investment securities held-to-maturity. Held-to-maturity investment securities, when present, are carried at amortized cost. Securities that may be sold in response to, or in anticipation of, changes in interest rates and resulting prepayment risk, or for other factors, are classified as available-for-sale and carried at fair value. Unrealized gains and losses on these securities are reported net of applicable taxes, as a separate component of accumulated other comprehensive income in shareholders' equity. Debt and equity securities that are purchased and held principally for the purpose of selling them in the near term and are classified as trading account securities are carried at fair value with unrealized gains and losses reported in earnings. Unrealized gains of $562,000 on trading account securities were included in earnings at December 31, 2002. Realized gains and losses on the sales of all securities are reported in earnings and computed using the specific identification cost basis.

Loans — Loans are reported at the principal amount outstanding, net of unearned income. Loans identified as held-for-sale are carried at the lower of cost or market determined on an aggregate basis.

Interest on loans is included in interest income, using the accrual method over the terms of the loans based upon principal balances outstanding. Loan origination and commitment fees and direct loan origination costs, when material, are deferred and the net amount amortized to interest income generally over the contractual life of the related loan or commitment.

The accrual of interest on loans is discontinued when a loan becomes contractually delinquent for 90 days, except for mortgage loans, which are placed on nonaccrual at the time the loan is placed in foreclosure. When interest accruals are discontinued, interest credited to income in the current year is reversed and interest accrued in the prior year is charged to the reserve for loan losses. Management may elect to continue the accrual of interest when the net realizable value of collateral is sufficient to cover the principal and accrued interest. While a loan is classified as nonaccrual and the future collectibility of the recorded loan balance is doubtful, collections on interest and principal are generally applied as a reduction to principal outstanding.

A loan is considered impaired, based on current information and events, if it is probable that 1st Source will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Interest on impaired loans, which are not classified as nonaccrual is recognized on the accrual basis.

Securitized Assets — The guidelines set forth in Statement of Financial Accounting Standards (SFAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," are followed when accounting for securitizations. When 1st Source sells loans in securitizations, it retains servicing rights and interest-only strips. The interest-only strips are capitalized as retained interests in the securitized assets. Gain or loss on sale of the loans depends in part on the previous carrying amount of the loans sold, in proportion to their fair value. 1st Source generally estimates fair value based on the present value of future cash flows expected under management's best estimates of certain key assumptions. Key assumptions used by 1st Source in its securitization model are as follows: discount rate (15%); loan loss assumption for cash flow purposes (1.00%); interest earned on the trust cash tied to the 30 day LIBOR; and future liquidations of securitized loans based on an 18 month rolling historical average. In conjunction with its securitization activities, 1st Source sold $292.24 million of aircraft and auto loans in 2002 and $230.26 million in 2001. The securitization generated total income of $8.09 million and $9.10 million in 2002 and 2001, respectively. Of this amount, $4.83 million and $5.71 million, representing gains on sale and servicing, for 2002 and 2001, respectively, were recorded in loan servicing and sale income. The balance represents accretion of the discount on an effective yield basis. The accretion, recorded as taxable investment security income, for the years 2002 and 2001, was $3.26 million and $3.39 million, respectively.

Included in the consolidated statements of financial condition, as available-for-sale securities, are the retained interests in the securitized assets. The retained interests are assets of 1st Source Funding, LLC ("Funding"), a qualified special purpose subsidiary of the Bank, and represent Funding's beneficial interests in certain assets of the 1st Source Master Trust in accordance with 1st Source's loan securitization transactions. The recorded fair value of the retained interests increased slightly to $21.46 million in 2002 from $21.17 million at year end 2001. Changes in fair value are recorded as a component of other comprehensive income. In 2002, 1st Source recorded an impairment charge of $1.49 million through security losses caused by a reduction of the estimated discounted future cash flows expected from the securitization.

The following analysis shows the impact on the fair value of the retained interests for unfavorable, hypothetical changes in the key assumptions used to value the retained interests:

1. An increase in the loss assumption from 1.00% to 1.25% and 1.50% reduces the fair value by $1.01 million and $2.02 million, respectively.
2. An increase in the discount rate from 15% to 18% and 20% reduces the fair value by $1.45 million and $2.35 million, respectively.

3. A decrease of 0.75% and 1.25% in the trust cash earnings rate reduces the fair value by $250,000 and $473,000, respectively.
4. An increase in future liquidations from the current assumption by 50% and 100% reduces the fair value by $334,000 and $466,000, respectively.

These results of the above analysis are hypothetical and should be used with caution. As some of the figures indicate, changes in fair value based on unfavorable variations in key assumptions generally cannot be projected, because the relationship of the change in the assumption to the change in fair value vary. Also, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated above without changing any other assumption. In reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit (losses), which might alter the results.

As of December 31, 2002, there were $387.79 million outstanding auto and aircraft loans in the contracted $400 million revolving securitization facility. This compares to outstanding loans of $346.28 million, at year end 2001. At year end 2002, 0.23% of the outstanding securitized loans were delinquent 60 or more days, compared to 1.68%, at year end 2001. Defaulted loans decreased from $15.06 million at year end 2001 to $11.49 million at year end 2002. Charge-offs, net of recoveries, increased to $9.60 million in 2002, compared to $4.83 million in 2001. Securitization guidelines require that defaulted loans be charged-off after twelve months, regardless of collateral value.

Reserve for Loan Losses — The reserve for loan losses is maintained at a level believed to be adequate by management to absorb probable losses inherent in the loan portfolio. The determination of the reserve requires significant judgement reflecting management's best estimate of probable loan losses related to specifically identified loans as well as probable losses in the remainder of the various loan portfolios. The methodology for assessing the appropriateness of the reserve consists of several key elements, which include: specific reserves for identified special attention loans (classified loans and internal watch list credits), percentage allocations for special attention loans without specific reserves, formula reserves for each business lending division portfolio including a higher percentage reserve allocation for special attention loans without a specific reserve and reserves for pooled homogenous loans. Management's evaluation is based upon a continuing review of these portfolios, estimates of future customer performance, collateral values and disposition and forecasts of future economic and geopolitical events, all of which are subject to judgement and will change.

Specific reserves are established for certain business and specialty finance credits based on a regular analysis of special attention loans. This analysis is performed by the Credit Policy Committee, the Loan Review Department, Credit Administration and the Loan Workout Departments. The specific reserves are based on an analysis of underlying collateral values, cash flow considerations and, if applicable, guarantor capacity.

The formula reserves determined for each business lending division portfolio are calculated quarterly by applying loss factors to outstanding loans and certain unfunded commitments based upon a review of historical loss experience and qualitative factors, which include but are not limited to, economic trends, current market risk assessment by industry, recent loss experience in particular segments of the portfolios, movement in equipment values collateralizing specialized industry portfolios, concentrations of credit, delinquencies, trends in volume, experience and depth of relationship managers and division management, and the effects of changes in lending policies and practices, including changes in quality of the loan origination, servicing and risk management processes. Special attention loans without specific reserves receive a higher percentage allocation ratio than credits not considered special attention.

Pooled loans are smaller credits and are generally homogenous in nature, such as consumer credits and residential mortgages. Pooled loan loss reserves are based on historical net charge-offs, adjusted for delinquencies, the effects of lending practices and programs and current economic conditions and projected trends in the geographic markets which we serve.

Additional reserves are provided to recognize the exposure to inherent, but undetected losses within the overall loan portfolio. This exposure is caused by inherent delays in obtaining information regarding an individual borrower's or segments of borrowers' financial condition or change in its or their specific business condition; the judgmental nature of individual loan evaluations, collateral assessments and the interpretation of economic trends; the volatility of general economic or specific customer conditions; and the sensitivity of assumptions used in establishing reserves for various loan portfolios. Management believes a general reserve is needed to recognize the imprecision inherent in the process of estimating expected credit losses.

A comprehensive analysis of the reserve is performed by management on a quarterly basis. Although management determines the amount of each element of the reserve separately and relies on this process as an important credit management tool, the entire reserve is available for the entire loan portfolio. The actual amount of losses incurred can vary significantly from the estimated amounts both positively and negatively. Management's methodology includes several factors intended to minimize the difference between estimated and actual losses. These factors allow management to adjust its estimate of losses based on the most recent information available.

The reserve is reduced by charge-offs on loans deemed uncollectible, while recoveries of amounts previously charged off are credited to the reserve. A provision for loan losses is charged to operations based on management's periodic evaluation of the factors previously mentioned, as well as other pertinent factors.

Mortgage Servicing Rights — 1st Source recognizes as separate assets the rights to service mortgage loans for others, whether the servicing rights are acquired through a separate purchase or through the sale of originated loans with servicing rights retained. These assets are amortized as reductions of mortgage servicing fee income over the estimated servicing period in proportion to the estimated servicing income to be received. For the years ended December 31, 2002, 2001 and 2000, $6.31 million, $4.38 million and $5.49 million, respectively, of amortization expense has been recognized. Gains and losses on the sale of mortgage servicing rights are recognized as noninterest income in the period in which such rights are sold on a servicing released basis.

SFAS No. 140 allows companies to allocate a portion of the total cost of a mortgage loan to servicing rights based on their relative fair value. The fair value of the servicing rights is based on market prices, when available, or is determined by estimating the present value of future net servicing income, taking into consideration market loan prepayment speeds and discount rates. As of December 31, 2002 and 2001, mortgage servicing rights have a carrying value of $20.78 million and $20.14 million, respectively. The servicing rights had a fair value of $21.41 million and $29.88 million, as of December 31, 2002 and 2001, respectively.

SFAS No. 140 also requires 1st Source to assess its capitalized servicing rights for impairment based on their current fair value. For purposes of impairment measurement, 1st Source stratifies its mortgage servicing portfolio based on the predominant risk characteristics of the underlying servicing, principally by loan type and interest rate. The current fair value of each segment of the servicing portfolio is then determined and to the extent the carrying value of the mortgage servicing rights exceeds fair value by individual strata, a valuation allowance is recorded as a reduction of servicing income in current earnings. For the year ended December 31, 2002, a $7.33 million valuation allowance for impairment was recorded. There was no valuation allowance as of December 31, 2001.

Leased Assets — 1st Source finances various types of construction equipment, heavy duty trucks and automobiles under leases principally classified as operating leases. Revenue consists of the contractual lease payments and is recognized on a straight-line basis over the lease term, generally three to seven years. Leased assets are being depreciated on a straight-line method over the lease term to the estimate of the equipment's fair market value at lease termination, also commonly referred to as "residual" value. These estimates are reviewed periodically to ensure realization.

Other Real Estate — Other real estate acquired through partial or total satisfaction of nonperforming loans is included in other assets and recorded at the estimated fair value less anticipated selling costs based upon the property's appraised value at the date of transfer, with any difference between the fair value of the property and the carrying value of the loan charged to the reserve for loan losses. Subsequent changes in value are reported as adjustments to the carrying amount and are recorded in noninterest expense on the income statement. Gains or losses not previously recognized resulting from the sale of other real estate are recognized on the date of sale. As of December 31, 2002 and 2001, other real estate had carrying values of $4.36 million and $3.14 million, respectively.

Repossessed Assets — Repossessed assets consist of specialty finance equipment, including aircraft, construction equipment and vehicles acquired through foreclosure or in lieu of foreclosure. Repossessed assets are included in other assets at the lower of cost or fair value of the equipment or vehicle. 1st Source generally estimates fair value based on the best estimate of a liquidation value. Sources typically include vehicle and equipment dealers, valuation guides and other third parties, including appraisers. At the time of foreclosure, the recorded amount of the loan is written down, if necessary, to the fair value of the equipment or vehicle by a charge to the reserve for loan losses. Subsequent write-downs are included in non-interest expense. Repossessed assets total $21.34 million and $3.51 million, as of December 31, 2002 and 2001, respectively.

Premises and Equipment — Premises and equipment are stated at cost, less accumulated depreciation and amortization. The provision for depreciation is computed generally by the straight-line method, primarily with useful lives of 5, 7, 15 and 31 1/2 years. Maintenance and repairs are charged to expense as incurred, while improvements, which extend the useful life, are capitalized and depreciated over the estimated remaining life.

Goodwill and Intangibles — Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Other intangible assets represent purchased assets that also lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset, or liability. On January 1, 2002, 1st Source adopted SFAS No. 142, "Goodwill and Other Intangible Assets." Under the provisions of SFAS No. 142, goodwill is no longer ratably amortized into the income statement over an estimated life but rather is tested at least annually for impairment. Intangible assets which have finite lives continue to be amortized over their estimated useful lives and also continue to be subject to impairment testing. All of 1st Source's other intangible assets have finite lives and are amortized on a straight-line basis over varying periods not exceeding 6 years. Prior to the adoption of SFAS No. 142, 1st Source's goodwill was amortized on a straight-line basis over varying periods not exceeding 25 years. 1st Source performed the first required impairment test of goodwill and determined that no impairment exists.

Venture Capital Investment — Venture capital investments are carried at estimated fair value with changes in fair value recognized in investment securities and other investment (losses) gains. The fair values of publicly traded investments are determined using quoted market prices. For other investments, fair value is determined by the General Partner. All valuations are approved by the Valuation Committee of the Advisory Board of the Partnership. Venture capital investments in Partnerships are included in other assets on the balance sheet. The balances as of December 31, 2002 and 2001 are $3.35 million and $3.90 million, respectively.

Short-Term Borrowings — 1st Source's short-term borrowings consist of federal funds purchased, securities sold under agreement to repurchase, commercial paper, U.S. Treasury demand notes and borrowings from non-affiliated banks. Federal funds purchased and securities sold under agreements to repurchase generally mature within 30 days of the transaction date. Commercial paper and other short-term borrowings generally mature within 30 to 180 days.

Securities purchased under agreements to resell and securities sold under agreements to repurchase are generally treated as collateralized financing transactions and are recorded at the amounts at which the securities were acquired or sold plus accrued interest. Securities, generally U.S. government and Federal agency securities, pledged as collateral under these financing arrangements cannot be sold or repledged by the secured party. The fair value of collateral either received from or provided to a third party is continually monitored and additional collateral obtained or requested to be returned to 1st Source as deemed appropriate.

Under available line of credit agreements, 1st Source may borrow up to $3 million. At December 31, 2002 and 2001, there were no outstanding borrowings under these lines, which were assigned to support commercial paper borrowings.

Trust Fees — Trust fees are recognized on the accrual basis.

Income Taxes — 1st Source and its subsidiaries file a consolidated Federal income tax return. The provision for incomes taxes is based upon income in the financial statements, rather than amounts reported on 1st Source's income tax return.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the enactment date.

Net Income Per Common Share — Net income per common share is computed in accordance with SFAS No. 128, "Earnings per Share." Basic earnings per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding, which were as follows (in thousands): 2002, 20,935; 2001, 20,767; and 2000, 20,769. Diluted earnings per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding, plus the dilutive effect of outstanding stock options. The weighted-average number of common shares, increased for the dilutive effect of stock options, used in the computation of diluted earnings per share were as follows (in thousands): 2002, 21,310; 2001, 21,170; and 2000, 20,982. The computation of weighted-average number of shares gives retroactive effect to a 5% stock dividend declared April 24, 2001.

At December 31, 2002, the company had six stock-based employee compensation plans, which are described more fully in Note H. These include two stock option plans, a stock option agreement, the Employee Stock Purchase Plan, the Executive Incentive Plan and the Restricted Stock Award Plan. 1st Source accounts for those plans under the recognition and measurement principles of APB Option No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Stock-based employee compensation cost under the Executive Incentive Plan and the Restricted Stock Award Plan is reflected in net income. No stock-based employee compensation cost for the stock option plans, the stock option agreement, or the Employee Stock Purchase Plan is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

Year Ended December 31 *(Dollars in thousands, except per share data)*	2002	2001	2000
Net income, as reported	$10,039	$38,498	$37,573
Add:			
Stock-based employee compensation expense included in reported net income, net of related tax effects	-	1,832	2,253
Deduct:			
Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(333)	(2,124)	(2,592)
Pro forma net income	$ 9,706	38,206	37,234
Earnings per share:			
Basic — as reported	$ 0.48	$ 1.85	$ 1.81
Basic — pro forma	$ 0.46	$ 1.84	$ 1.79
Diluted — as reported	$ 0.47	$ 1.82	$ 1.79
Diluted — pro forma	$ 0.46	$ 1.81	$ 1.78

Funds Held in Trust for Investors and Mortgagors — As of December 31, 2002 and 2001, serviced mortgage loans which were owned by investors aggregated $2.01 billion and $1.34 billion, respectively. Funds held in trust at 1st Source for the payment of principal, interest, taxes and insurance premiums applicable to mortgage loans being serviced for others, aggregated approximately $86.57 million and $42.25 million at December 31, 2002 and December 31, 2001, respectively.

Cash Flow Information — For purposes of the consolidated and parent company only statements of cash flows, 1st Source considers cash and due from banks as cash and cash equivalents. Interest payments made by 1st Source were $86.93 million, $132.58 million and $113.28 million in 2002, 2001 and 2000, respectively. Federal income tax (receipts) payments were $(3.47) million, $19.74 million and $18.79 million in 2002, 2001 and 2000, respectively.

Segment Information — 1st Source's principal business is commercial banking and mortgage banking conducted through its wholly-owned subsidiary, Trustcorp. Trustcorp constitutes a segment by definition in accordance with SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." The chief operating decision makers of 1st Source rely on "operating earnings" for review of the performance and for critical decision making purposes related to Trustcorp. Operating earnings exclude gains or losses on the sale of servicing rights or impairments or increases in the value of such rights that are due to economic factors beyond the control of management. When excluding these items from operating earnings Trustcorp does not meet any of the threshold tests for reporting as a separate segment and, accordingly no disclosure is necessary in the financial statements.

Derivative Financial Instruments — 1st Source occasionally enters into derivative financial instruments as part of its interest rate risk management strategies. These derivative financial instruments consist primarily of interest rate swaps and forward sales. On January 1, 2001, 1st Source adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet, as either an asset or liability, at their fair value. The accounting for the gain or loss resulting from the change in fair value depends on the intended use of the derivative. For a derivative used to hedge changes in fair value of a recognized asset or liability, or an unrecognized firm commitment, the gain or loss on the derivative will be recognized in earnings together with the offsetting loss or gain on the hedged item. This results in earnings recognition only to the extent that the hedge is ineffective in achieving offsetting changes in fair value. For a derivative used to hedge changes in cash flows associated with forecasted transactions, the gain or loss on the effective portion of the derivative will be deferred, and reported as accumulated other comprehensive income, a component of shareholders' equity, until such time the hedged transaction affects earnings. For derivative instruments not accounted for as hedges, changes in fair value are required to be recognized in earnings. Prior to 2001, these instruments were accounted for under the accrual basis of accounting, whereby the income or expense was recorded as a component of interest income. If a swap was terminated, the resulting gain or loss was deferred and amortized over the remaining life of the derivative.

Recent Accounting Pronouncements — *Consolidation of Variable Interest Entities:* In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 46, "Consolidation of Variable Interest Entities." The objective of this interpretation is to provide guidance on how to identify a variable interest entity (VIE) and determine when the assets, liabilities, noncontrolling interests, and results of operations of a VIE need to be included in a company's consolidated financial statements. A company that holds variable interests in an entity will need to consolidate the entity if the company's interest in the VIE is such that the company will absorb a majority of the VIE's expected losses and/or receive a majority of the entity's expected residual returns, if they occur. FIN 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. The provisions of this interpretation became effective upon issuance. As of December 31, 2002, 1st Source had a variable interest in a securitization trust. This trust is a qualifying special purpose entity, which is exempt from the consolidation requirements of FIN 46. 1st Source does not expect the requirements of FIN 46 to have a material impact on the results of operations, financial position, or liquidity.

Guarantees: In November 2002, the FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 clarifies the requirements of SFAS No. 5, "Accounting for Contingencies," relating to guarantees. In general, FIN 45 applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability, or equity security of the guaranteed party. Certain guarantee contracts are excluded from both the disclosure and recognition requirements of this interpretation, including, among others, guarantees relating to employee compensation, residual value guarantees under capital lease arrangements, commercial letters of credit, loan commitments, subordinated interests in a special purpose entity, and guarantees of a company's own future performance. Other guarantees are subject to the disclosure requirements of FIN 45 but not to the recognition provisions and include, among others, a guarantee accounted for as a derivative instrument under SFAS No. 133, a parent's guarantee of debt owed to a third party by its subsidiary or vice versa, and a guarantee which is based on performance not price. The disclosure requirements of FIN 45 are effective for 1st Source as of December 31, 2002, and require disclosure of the nature of the guarantee, the maximum potential amount of future payments that the guarantor could be required to make under the guarantee, and the current amount of the liability, if any, for the guarantor's obligations under the guarantee. The recognition requirements of FIN 45 are to be applied prospectively to guarantees issued or modified after December 31, 2002. Significant guarantees that have been entered into by 1st Source are disclosed in Note M. 1st Source does not expect the requirements of FIN 45 to have a material impact on results of operations, financial position, or liquidity.

Accounting for Stock-Based Compensation: In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure," which provides guidance on how to transition from the intrinsic value method of accounting for stock-based employee compensation under APB 25 to SFAS No. 123's fair value method of accounting, if a company so elects. 1st Source is reviewing SFAS No. 148 and has not yet made a decision on the adoption of the fair value method of recording stock options under SFAS No. 123.

Acquisitions of Certain Financial Institutions: In October 2002, SFAS No. 147, "Acquisitions of Certain Financial Institutions" was issued, which provides guidance on the accounting for the acquisition of a financial institution and supersedes the specialized accounting guidance provided in SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions." SFAS No. 147 is effective immediately and requires companies to cease amortization of unidentified intangible assets associated with certain branch acquisitions. Upon adoption of SFAS No. 147, the amount of unidentifiable intangible assets previously recorded was reclassified to goodwill. SFAS No. 147 also modifies SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to include in its scope long-term customer-relationship intangible assets and thus subject those intangible assets to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions required for other long-lived assets. While SFAS No. 147 may affect how future business combinations, if undertaken, are accounted for and disclosed in the financial statements, the issuance of the new guidance currently has no effect on 1st Source's result of operations, financial position, or liquidity. 1st Source does not have any assets subject to the specialized accounting guidance provided in SFAS No. 72 or SFAS No. 147.

Accounting for Costs Associated with Exit or Disposal Activities: SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," was issued in July 2002 and becomes effective for 1st Source beginning January 1, 2003. This statement requires a cost associated with an exit or disposal activity, such as the sale or termination of a line of business, the closure of business activities in a particular location, or a change in management structure, be recorded as a liability at fair value when it becomes probable the cost will be incurred and no future economic benefit will be gained by 1st Source for such cost. Applicable costs include employee termination benefits, contract termination costs, and costs to consolidate facilities or relocate employees. SFAS No. 146 supersedes EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity," which in some cases required certain costs to be recognized before a liability was actually incurred. The adoption of this standard is not expected to have a material impact on 1st Source's results of operations, financial position, or liquidity.

Rescission of SFAS No. 4, 44, and 64, Amendment of SFAS No. 13 and Technical Corrections: In April 2002, SFAS No. 145 was issued, which updates, clarifies and simplifies certain existing accounting pronouncements beginning at various dates in 2002 and 2003. The statement rescinds SFAS No. 4 and SFAS No. 64, which required net gains or losses from the extinguishments of debt to be classified as an extraordinary item in the income statement. These gains and losses will now be classified as extraordinary only if they meet the criteria for such classification as outlined in APB Opinion 30, which allows for extraordinary treatment if the item is material and both unusual and infrequent in nature. The statement also rescinds SFAS No. 44 related to the accounting for intangible assets for motor carriers and amends SFAS No. 13 to require certain lease modifications that have economic effects similar to sale-leaseback transactions to be accounted for as such. The changes required by SFAS No. 145 are expected to have little or no impact on 1st Source's results of operations, financial position, or liquidity.

Accounting for Long-Lived Assets: SFAS No. 144 was issued in October 2001 and addresses how and when to measure impairment on long-lived assets and how to account for long-lived assets that an entity plans to dispose of either through sale, abandonment, exchange, or distribution to owners. The statement's provisions supersede SFAS No. 121, which addressed asset impairment, and certain provisions of APB Opinion 30 related to reporting the effects of the disposal of a business segment and requires expected future operating losses from discontinued operations to be recorded in the period in which the losses are incurred rather than the measurement date. Under SFAS No. 144, more dispositions may qualify for discontinued operations treatment in the income statement. The provisions of SFAS No. 144 became effective for 1st Source on January 1, 2002 and did not have a material impact on 1st Source's results of operations, financial position, or liquidity.

Goodwill and Other Intangible Assets: On January 1, 2002, 1st Source adopted SFAS No. 142, "Goodwill and Other Intangible Assets." Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. Other intangible assets, such as core deposit intangibles, will continue to be amortized over their useful lives. Application of the nonamortization provisions of the statement resulted in an increase in net income of approximately $220,000 or $0.01 per common share for 2002. The standard's adoption had no impact on 1st Source's liquidity. If 1st Source had adopted SFAS No. 142 effective January 1, 2001, net income would have increased approximately $220,000 or $0.01 per common share.

Asset Retirement Obligations: In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires an entity to record a liability for an obligation associated with the retirement of an asset at the time the liability is incurred by capitalizing the cost as part of the carrying value of the related asset and depreciating it over the remaining useful life of that asset. The standard is effective for 1st Source beginning January 1, 2003, and its adoption is not expected to have a material impact on results of operations, financial position, or liquidity.

Reclassifications — Certain amounts in the prior period consolidated financial statements have been reclassified to conform with the current year presentation. These reclassifications had no effect on total assets, shareholders' equity or net income as previously reported.

Note B — Fair Values of Financial Instruments

The fair values of 1st Source's financial instruments as of December 31, 2002 and 2001 are summarized in the table below.

	2002		2001	
(Dollars in thousands)	Carrying or Contract Value	Fair Value	Carrying or Contract Value	Fair Value
Assets:				
Cash and due from banks	$ 120,894	$ 120,894	$ 129,431	$ 129,431
Federal funds sold and interest bearing deposits with other banks	81,881	81,881	17,038	17,038
Securities available-for-sale	647,617	647,617	657,041	657,041
Trading account securities	13,347	13,347	-	-
Loans, net of reserve for loan losses	2,266,874	2,321,470	2,477,740	2,564,094
Liabilities:				
Deposits	2,712,905	2,748,490	2,882,806	2,907,716
Short-term borrowings	260,678	260,678	264,473	264,473
Long-term debt	16,878	17,144	11,939	12,415
Guaranteed preferred beneficial interests in the Company's subordinated debentures	54,750	51,393	44,750	41,490
Off-balance-sheet instruments*	-	(696)	-	(691)

*Represents estimated cash outflows required to currently settle the obligations at current market rates.

The following methods and assumptions were used by 1st Source in estimating the fair value of its financial instruments:

Cash and Cash Equivalents — The carrying values reported in the consolidated statements of financial condition for cash and due from banks, federal funds sold and interest bearing deposits with other banks approximate their fair values.

Securities — Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are estimated based on quoted market prices of comparable investments. Retained interests in securitized assets are generally valued using discounted cash flow techniques.

Loans — For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for certain real estate loans (e.g., one-to-four single family residential mortgage loans) are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair values of all other loans are estimated using discounted cash flow analyses which use interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Deposits — The fair values for all deposits other than time deposits are equal to the amounts payable on demand (the carrying value). Fair values of variable rate time deposits are equal to their carrying values. Fair values for fixed rate time deposits are estimated using discounted cash flow analyses using interest rates currently being offered for deposits with similar remaining maturities.

Short-Term Borrowings — The carrying values of federal funds purchased, securities sold under repurchase agreements and other short-term borrowings approximate their fair values.

Long-Term Debt — The fair values of 1st Source's long-term debt are estimated using discounted cash flow analyses, based on 1st Source's current estimated incremental borrowing rates for similar types of borrowing arrangements.

Guaranteed Preferred Beneficial Interests in the Company's Subordinated Debentures (Cumulative Trust Preferred Securities) — Fair values are based on quoted market prices, where available. If quoted market prices are not available, fair values are estimated based on quoted market prices of comparable securities.

Guarantees and Loan Commitments — Contract and fair values for certain of 1st Source's off-balance-sheet financial instruments (guarantees and loan commitments) are estimated based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

Off-Balance-Sheet Instruments — Fair values for off-balance-sheet instruments are based on the net amount necessary to currently settle the transaction.

Limitations — Fair value estimates are made at a discrete point in time based on relevant market information and information about the financial instruments. Because no market exists for a significant portion of 1st Source's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other such factors.

These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. In addition, the fair value estimates are based on existing on and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and of the assets and liabilities which are not considered financial instruments. For example, 1st Source has a substantial annual trust net fee income. Its trust operations are not considered financial instruments and their value has not been incorporated into the fair value estimates.

Other significant assets and liabilities that are not considered financial instruments include the mortgage banking operation, premises and equipment and other assets. In addition, for investment and mortgage-backed securities, the income tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in many of the estimates. Also, the fair value estimates for deposits do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

Note C — Investment Securities

Securities available-for-sale at December 31, 2002 and 2001, are as follows:

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2002				
Debt securities:				
U.S. Treasury and agency securities	**$321,798**	**$ 5,389**	**$ (1)**	**$327,186**
Obligations of states and political subdivisions	**152,001**	**4,054**	**(45)**	**156,010**
Mortgage-backed securities	**63,880**	**597**	**(10)**	**64,467**
Other securities	**29,996**	**58**	**(2,112)**	**27,942**
Total debt securities	**567,675**	**10,098**	**(2,168)**	**575,605**
Equity securities	**72,549**	**1,503**	**(2,040)**	**72,012**
Total investment securities	**$640,224**	**$11,601**	**$(4,208)**	**$647,617**
December 31, 2001				
Debt securities:				
U.S. Treasury and agency securities	$376,806	$ 5,019	$ (265)	$381,560
Obligations of states and political subdivisions	141,346	2,724	(70)	144,000
Mortgage-backed securities	54,888	279	(132)	55,035
Other securities	34,620	1,633	(13)	36,240
Total debt securities	607,660	9,655	(480)	616,835
Equity securities	40,128	1,173	(1,095)	40,206
Total investment securities	$647,788	$10,828	$(1,575)	$657,041

The contractual maturities of investments in debt securities available-for-sale at December 31, 2002, are shown below. Expected maturities will differ from contractual maturities, because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

December 31, 2002 *(Dollars in thousands)*	Amortized Cost	Fair Value
Due in one year or less	$ 199,290	$ 201,694
Due after one year through five years	239,048	245,738
Due after five years through ten years	40,103	40,426
Due after ten years	1,785	1,824
Mortgage-backed securities	63,880	64,467
Retained interests in securitizations	23,569	21,456
Total debt securities	**$567,675**	**$575,605**

Other equity securities classified as available-for-sale at December 31, 2002 and 2001 include securities such as Federal Reserve Bank and Federal Home Loan Bank stock, which are not traded on established exchanges and have only redemption capabilities. Fair values for such equity securities are considered to approximate cost.

Gross losses of $1.75 million were recognized during 2002 on securities available-for-sale. The gross loss in 2002 includes a $1.49 million impairment charge on the securitization retained interest.

At December 31, 2002 and 2001, investment securities with carrying values of $284.53 million and $301.08 million, respectively, were pledged as collateral to secure government, public and trust deposits and for other purposes.

The mortgage-backed securities held by 1st Source consist primarily of FNMA, GNMA and FHLMC pass-through certificates which are guaranteed by those respective agencies of the United States government.

Note D — Loans to Related Parties

1st Source and its subsidiaries have extended, and expect to extend in the future, loans to officers and directors of 1st Source and its subsidiaries and to their associates. In the opinion of management, these loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other parties and are consistent with sound banking practices and within applicable regulatory and lending limitations. The aggregate dollar amount of these loans was $22.84 million and $18.56 million at December 31, 2002 and 2001, respectively. During 2002, $18.13 million of new loans were made and repayments and other reductions totaled $13.85 million.

Note E — Reserve for Loan Losses

At December 31, 2002 and 2001, nonaccrual and restructured loans, substantially all of which are collateralized, are $35.66 million and $35.83 million, respectively. Interest income for the years ended December 31, 2002, 2001 and 2000 would have increased by approximately $2.63 million, $2.82 million and $1.86 million, respectively, if these loans had earned interest at their full contract rate.

As of December 31, 2002 and 2001, impaired loans totaled $60.10 million and $45.40 million, respectively, of which $27.35 million and $27.70 million had corresponding specific reserves for loan losses totaling $10.04 million and $6.94 million, respectively. The remaining balances of impaired loans had no specific reserves for loan losses associated with them. As of December 31, 2002, a total of $33.13 million of the impaired loans are nonaccrual loans. For 2002, 2001 and 2000 the average recorded investment in impaired loans was $64.30 million, $45.69 million and $34.92 million, respectively, and interest income recognized on impaired loans totaled $2.84 million, $3.40 million and $1.98 million, respectively.

Changes in the reserve for loan losses for each of the three years ended December 31 are shown below.

(Dollars in thousands)	**2002**	2001	2000
Balance, beginning of year	**$ 57,624**	$ 44,644	$ 40,210
Provision for loan losses	**39,657**	25,745	11,836
Charge-offs, net of recoveries of $3,658 in 2002, $971 in 2001 and $1,673 in 2000	**(38,063)**	(13,361)	(7,402)
Reserves related to loans acquired	-	596	-
Balance, end of year	**$ 59,218**	$ 57,624	$ 44,644

Note F — Premises and Equipment

Premises and equipment as of December 31 consisted of the following:

December 31 *(Dollars in thousands)*	2002	2001
Land	$ 6,905	$ 6,789
Buildings and improvements	39,756	39,435
Furniture and equipment	32,548	29,317
Total premises and equipment	79,209	75,541
Accumulated depreciation and amortization	(38,310)	(33,618)
Net premises and equipment	$ 40,899	$ 41,923

Note G — Long-Term Debt

Details of long-term debt are as follows:

December 31 *(Dollars in thousands)*	2002	2001
Term loan*	$ 15,000	$ 10,000
Federal Home Loan Bank borrowings (5.04%–6.98%)	1,209	1,010
Other	669	929
Total long-term debt	$ 16,878	$ 11,939

*Fixed rate at December 31, 2002 and 2001, was 4.76% and 7.40%, respectively. Variable rate at December 31, 2002 was 3.11%.

Annual maturities of long-term debt outstanding at December 31, 2002 for the next five years beginning in 2003 are as follows (in thousands): $467, $60, $91, $131 and $15,076.

At December 31, 2002, the term loan included $10 million contractually based on a fixed interest rate of 4.76% and $5 million contractually based on a variable interest rate. Interest is payable quarterly with principal due at the October 31, 2007 maturity. The Term Loan Agreement contains, among other provisions, certain covenants relating to existence and mergers, capital structure and financial requirements.

At December 31, 2002, the Federal Home Loan Bank borrowings represent a source of funding for certain residential mortgage activities and consist of six fixed rate notes with maturities ranging from 2003 to 2022. These notes are collateralized by $1.94 million of certain real estate loans.

Note H — Common Stock

1st Source has adopted SFAS No. 123, "Accounting for Stock-Based Compensation," on a disclosure basis only. The disclosure requirements include reporting the pro forma effect on net income and net income per share of compensation expense attributable to the fair value of stock options and other stock-based compensation which have been issued to employees under the Stock Option Plans and the Employee Stock Purchase Plan. 1st Source is following APB No. 25 in accounting for these plans. In addition, the Executive Incentive Plan (including annual and special long-term awards) and the Restricted Stock Award Plan are also accounted for under the provisions of APB No. 25. Compensation cost charged against income for these plans was $0, $2.95 million and $3.64 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Stock Option Plans — 1st Source's incentive stock option plans include the 1992 Stock Option Plan (the "1992 Plan"), the 2001 Stock Option Plan (the "2001 Plan") and a certain other stock option agreement which became effective January 1, 1992. As of December 31, 2002, an aggregate 2,758,582 shares of common stock are reserved for issuance under the above plans. Under the 2001 Plan, the exercise price of each option equals the market price of 1st Source stock on the date of grant, and an option's term generally is 10 years, except for reload options, which are given the remaining term of the original grant. Options under the 2001 Plan generally vest in one to six years from date of grant. Options are granted on a discretionary basis by the Executive Compensation Committee (the "Committee") of the 1st Source Board of Directors.

The fair value of each option on the date of grant was estimated using the Black-Scholes option pricing model. The following weighted-average assumptions were used in the option pricing model for options granted in each of the last two years: a risk-free interest rate of 3.61% for 2002 and 4.91% for 2001; an expected dividend yield of 1.74% for 2002 and 1.77% for 2001; an expected volatility factor of 35.32% for 2002 and 30.63% for 2001; and an expected option life of 5.29 years for 2002 and 6.51 years for 2001.

The following table is a summary of the activity with respect to 1st Source's stock option plans for the years ended December 31, 2000, 2001 and 2002:

	Number of Shares	Weighted-Average Exercise Price
Options outstanding, January 1, 2000	1,010,890	$17.09
Options granted	-	-
Options exercised	(37,783)	8.35
Options forfeited	(5,927)	13.90
Options outstanding, December 31, 2000	967,180	17.47
Options granted	53,608	21.85
Options exercised	(40,928)	9.09
Options forfeited	(2,212)	10.60
Options outstanding, December 31, 2001	977,648	18.07
Options granted	23,673	19.93
Options exercised	(175,039)	7.59
Options forfeited	-	-
Options outstanding, December 31, 2002	**826,282**	**20.34**
Options exercisable, December 31, 2002	**768,338**	**$20.26**

The following table summarizes information about stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted-Average Exercise Price Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
$ 5.00 to $ 11.99	198,390	1.70	$ 6.85	198,390	$ 6.85
$ 12.00 to $ 29.99	269,520	4.98	15.95	212,789	14.52
$ 30.00 to $ 31.99	358,372	5.55	31.12	357,159	31.12

Employee Stock Purchase Plan — 1st Source also has an employee stock purchase plan for substantially all employees with at least two years of service on the effective date of an offering under the plan. Eligible employees may elect to purchase any dollar amount of stock, so long as such amount does not exceed 25% of their base rate of pay and the aggregate stock accrual rate for all offerings does not exceed $25,000 in any calendar year. Payment for the stock is made through payroll deductions over the offering period, and employees may discontinue the deductions at any time and exercise the option or take the funds out of the program. The most recent offering began June 3, 2002 and runs through June 1, 2004, with $325,368 in stock value to be purchased at $22.85 per share. The fair value of the employees' purchase rights for the 2000, 2001 and 2002 offerings was estimated using the Black-Scholes model. The following assumptions were used in the model in each of the last three years: a risk-free interest rate of 3.19% for 2002 and 4.22% for 2001 and 6.61% for 2000; an expected dividend yield of 1.52% for 2002 and 1.86% for 2001 and 1.08% for 2000; an expected volatility factor of 43.07% for 2002 and 40.69% for 2001 and 18.23% for 2000; and an expected life of 2.00 years for 2002, 2001 and 2000.

Pro forma net income and diluted net income per common share, reported as if compensation expense had been recognized under the fair value provisions of SFAS No. 123 for the stock option and employee stock purchase plans, are as follows:

	2002	2001	2000
Net income *(dollars in thousands)*:			
As reported	**$10,039**	$38,498	$37,573
Pro forma	**9,706**	38,206	37,234
Diluted net income per common share:			
As reported	**$ 0.47**	$ 1.82	$ 1.79
Pro forma	**0.46**	1.81	1.78

Executive Incentive Plan — 1st Source's Executive Incentive Plan is also administered by the Committee. Awards under the plan include "Book Value" shares of common stock. These shares are awarded annually based on weighted performance criteria and vest over a period of five years. The plan shares may only be sold to 1st Source and such sale is mandatory in the event of death, retirement, disability or termination of employment. Grants under the plan for 2002, 2001 and 2000 are summarized at the top of page 34.

	2002	2001	2000
Number of shares	**59,824**	51,168	62,492
Weighted-average grant-date fair value	**$14.73**	$13.07	$11.46

Special Long-Term Incentive Award — During February 2001 and February 1996, 1st Source granted special long-term incentive awards, including 1st Source common stock, to participants in the Executive Incentive Plan. Shares granted under the plan vest over a period of ten years. The first 10% was vested at the time of the grants. Subsequent vesting requires (i) the participant to remain an employee of 1st Source and (ii) that 1st Source be profitable on an annual basis, based on the determination of the Committee.

Restricted Stock Award Plan — 1st Source also has a restricted stock award plan for key employees. Awards under the plan are made to employees recommended by the Chief Executive Officer and approved by the Committee. Shares granted under the plan vest over a five to ten-year period and vesting is based upon meeting certain criteria, including continued employment by 1st Source. Grants under the plan for 2002, 2001 and 2000 are summarized below:

	2002	2001	2000
Number of shares	**1,000**	22,737	2,481
Weighted-average grant-date fair value	**$22.89**	$22.13	$18.50

Note I — Guaranteed Preferred Beneficial Interests in the Company's Subordinated Debentures

Wholly-owned subsidiary trusts of 1st Source have issued $54.75 million of preferred securities and, in turn, purchased $56.44 million of 1st Source junior subordinated debentures. The trusts hold the junior subordinated debentures of the parent company, which are the only assets of the trusts. Both the debentures and related income statement effects are eliminated in 1st Source's consolidated financial statements.

The parent company has entered into contractual arrangements that, taken collectively and in the aggregate, constitute a full and unconditional guarantee by the parent company of the trusts' obligations under the preferred securities issued. The preferred securities and related debentures are summarized as follows at December 31, 2002:

(Dollars in thousands)	Preferred Securities	Principal Amount of Debentures	Interest Rate	Maturity Date
March 1997 issuance-fixed rate	$27,500	$28,351	9.00%	03/31/27
March 1997 issuance-floating rate	17,250	17,783	3.41%	03/31/27
November 2002 issuance-floating rate	10,000	10,310	6.95%	11/15/32
Total	**$54,750**	**$56,444**		

The March 1997 issuance interest rate is equal to the sum of the three-month Treasury adjusted to a constant maturity, plus 2.25%. The November 2002 issuance interest rate is fixed at 6.95% until November 15, 2007, at which time it will become floating at an interest rate equal to LIBOR, plus 3.35%.

Note J — Employee Benefit Plans

1st Source maintains a defined contribution money purchase pension plan covering the majority of its employees. Contributions to the plan are based on 2% of participants' eligible compensation. For the years ended December 31, 2002, 2001 and 2000, total pension expense for this plan amounted to $704,000, $599,000 and $506,000, respectively.

1st Source also maintains a defined contribution profit sharing and savings plan covering the majority of its employees. The plan allows eligible employees to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. 1st Source is required under the plan to match 100% of participant contributions up to 4% of compensation and one-half of any additional participant contributions up to 6% of compensation, provided that 1st Source is profitable for the respective plan year. 1st Source may also make discretionary contributions to the plan, depending on its profitability. Contribution expense for this plan for the years ended December 31, 2002, 2001 and 2000, amounted to $1.88 million, $1.89 million and $1.68 million, respectively.

Trustcorp contributes to a defined contribution plan for all of its employees who meet the general eligibility requirements of the plan. Contribution expense for this plan for the years ended December 31, 2002, 2001 and 2000, amounted to $145,000, $320,000 and $160,000, respectively.

In addition to the pension and profit sharing plans, 1st Source provides certain health care and life insurance benefits for substantially all of its retired employees. All of 1st Source's full-time employees become eligible for these retiree benefits upon reaching age 55 with 20 years of credited service. Generally, the medical plan pays a stated percentage of eligible medical expenses reduced for any deductibles and payments made by government programs and other group coverage. The lifetime maximum benefit payable under the medical plan is $15,000 and $3,000 for life insurance.

1st Source's accrued postretirement benefit cost and net periodic postretirement benefit cost recognized in the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 were not material.

Note K — Income Taxes

Income tax expense is comprised of the following:

(Dollars in thousands)	2002	2001	2000
Current:			
Federal	$(12,133)	$ 14,714	$ 13,838
State	(1,952)	2,736	1,714
Total current	(14,085)	17,450	15,552
Deferred:			
Federal	13,616	2,128	2,302
State	1,835	131	711
Total deferred	15,451	2,259	3,013
Total provision	$ 1,366	$ 19,709	$ 18,565

Deferred tax assets and liabilities as of December 31, 2002 and 2001 consisted of the following:

(Dollars in thousands)	2002	2001
Deferred tax assets:		
Reserve for loan losses	$ 28,041	$ 25,252
Accruals for employee benefits	3,379	3,466
Other	590	619
Total deferred tax assets	32,010	29,337
Deferred tax liabilities:		
Differing depreciable bases in premises and leased equipment	33,897	19,902
Mortgage servicing	7,961	6,560
Net unrealized gains on securities available-for-sale	2,804	3,517
Asset securitization	4,085	818
Differing bases in assets related to acquisitions	839	504
Other	279	440
Total deferred tax liabilities	49,865	31,741
Net deferred tax liability	$ 17,855	$ 2,404

The reasons for the difference between income tax expense and the amount computed by applying the statutory federal income tax rate (35 percent) to income before income taxes are as follows:

	2002		2001		2000	
Year Ended December 31 *(Dollars in thousands)*	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income
Statutory federal income tax	$ 3,992	35.0%	$20,372	35.0%	$19,648	35.0%
(Decrease) increase in income taxes resulting from:						
Tax-exempt interest income	(2,069)	(18.1)	(2,195)	(3.8)	(2,403)	(4.3)
State taxes, net of federal income tax benefit	(76)	(0.7)	1,863	3.2	1,576	2.8
Other	(481)	(4.2)	(331)	(0.5)	(256)	(0.4)
Total	$ 1,366	12.0%	$19,709	33.9%	$18,565	33.1%

The tax expense (benefit) applicable to securities gains and losses for the years 2002, 2001 and 2000 was $(1,076,000), $166,000 and $883,000, respectively.

The following is a summary of the income tax effect allocated to other comprehensive income:

Year Ended December 31 (Dollars in thousands)	2002 Before-Tax Amount	2002 Tax Expense	2002 Net-of-Tax Amount	2001 Before-Tax Amount	2001 Tax Expense	2001 Net-of-Tax Amount	2000 Before-Tax Amount	2000 Tax Expense	2000 Net-of-Tax Amount
Unrealized gains on available-for-sale securities (including effect of change in accounting principle)	$ 977	$ 440	$ 537	$5,958	$2,299	$3,659	$9,248	$3,747	$5,501
Less, reclassification adjustment for losses realized in net income	2,836	1,278	1,558	439	169	270	2,328	943	1,385
Other comprehensive (losses) income	$(1,859)	$ (838)	$(1,021)	$5,519	$2,130	$3,389	$6,920	$2,804	$4,116

Note L — Leases

1st Source and its subsidiaries are obligated under operating leases for certain office premises and equipment. The headquarters building is leased for a remaining term of 9 years with options to renew for up to 15 additional years. Approximately 30% of the facility is subleased to other tenants.

Future minimum rental commitments for all noncancellable operating leases total approximately $2.59 million in 2003, $2.19 million in 2004, $1.59 million in 2005, $1.37 million in 2006, $1.26 million in 2007 and $5.41 million thereafter. As of December 31, 2002, future minimum rentals to be received under noncancellable subleases totaled $3.70 million.

Rental expense of office premises and equipment and related sublease income were as follows:

Year Ended December 31 (Dollars in thousands)	2002	2001	2000
Gross rental expense	$ 3,184	$ 2,866	$ 2,817
Sublease rental income	(1,479)	(1,340)	(1,416)
Net rental expense	$ 1,705	$ 1,526	$ 1,401

Note M — Financial Instruments with Off-Balance-Sheet Risk

To meet the financing needs of its customers, 1st Source and its subsidiaries are parties to financial instruments with off-balance-sheet risk in the normal course of business. These off-balance-sheet financial instruments include commitments to originate, purchase and sell loans and standby letters of credit. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition.

1st Source's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for loan commitments and standby letters of credit is represented by the dollar amount of those instruments. 1st Source uses the same credit policies and collateral requirements in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Loan commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Trustcorp and the Bank grant mortgage loan commitments to borrowers, subject to normal loan underwriting standards. The interest rate risk associated with these loan commitments is managed by entering into contracts for future deliveries of loans.

Letters of credit are conditional commitments issued by 1st Source to guarantee the performance of a customer to a third party. The credit risk involved and collateral obtained in issuing letters of credit is essentially the same as that involved in extending loan commitments to customers.

As of December 2002 and 2001, 1st Source and its subsidiaries had commitments outstanding to originate and purchase loans aggregating $364.00 million and $366.00 million, respectively. Outstanding commitments to sell loans aggregated $240.00 million at December 31, 2002 and $228.00 million at December 31, 2001. Standby letters of credit totaled $117.21 million and $114.12 million at December 31, 2002 and 2001, respectively. Standby letters of credit have terms ranging from six months to one year.

Note N — Regulatory Matters

1st Source is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a material effect on 1st Source's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, 1st Source must meet specific capital guidelines that involve quantitative measures of 1st Source's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. 1st Source's capital amounts and classification are subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require 1st Source to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 2002, that 1st Source meets all capital adequacy requirements to which it is subject.

As of December 31, 2002, the most recent notification from the federal bank regulators categorized the Bank, the largest of 1st Source's subsidiaries, as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" 1st Source must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes will have changed the institution's category.

The actual capital amounts and ratios of 1st Source and its largest subsidiary, the Bank, are presented in the table below:

	Actual		Minimum Capital Adequacy		To Be Well Capitalized Under Prompt Corrective Action Provisions	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2002:						
Total Capital (to Risk-Weighted Assets):						
Consolidated	$368,439	13.19%	$223,394	8.00%	$279,243	10.00%
1st Source Bank	334,202	12.10	220,906	8.00	276,132	10.00
Tier I Capital (to Risk-Weighted Assets):						
Consolidated	331,695	11.88	111,697	4.00	167,546	6.00
1st Source Bank	298,276	10.80	110,453	4.00	165,679	6.00
Tier I Capital (to Average Assets):						
Consolidated	331,695	9.49	139,831	4.00	174,789	5.00
1st Source Bank	298,276	8.79	135,745	4.00	169,681	5.00

The Bank is required to maintain reserve balances with the Federal Reserve Bank. The average amount of those reserve balances for the year ended December 31, 2002 and 2001 was approximately $4.75 million and $2.54 million, respectively.

Dividends that may be paid by a subsidiary bank to the parent company are subject to certain legal and regulatory limitations and also may be affected by capital needs, as well as other factors. Without regulatory approval, the Bank can pay dividends in 2003 of $65.54 million, plus an additional amount equal to its net profits for 2003, as defined by statute, up to the date of any such dividend declaration.

Note O — Commitments and Contingent Liabilities

1st Source and its subsidiaries are defendants in various legal proceedings arising in the normal course of business. In the opinion of management, based upon present information including the advice of legal counsel, the ultimate resolution of these proceedings will not have a material effect on 1st Source's consolidated financial position.

Note P — Branch Acquisitions

During 2001, the Bank acquired a total of 17 branch offices; two in Michigan, two in Northwestern Indiana and 13 in the Fort Wayne, Indiana market area. In addition to the fixed assets, the purchases included $322 million of deposits. The core deposits and other intangibles associated with the acquisitions total $11.60 million and are being amortized on an accelerated basis over approximately 5 years. The goodwill of $16.82 million will be subject to annual impairment tests in accordance with SFAS No. 142.

Note Q — 1st Source Corporation (Parent Company Only) Financial Information

Statements of Financial Condition

December 31 *(Dollars in thousands)*	2002	2001
ASSETS		
Cash	$ 2	$ 2
Short-term investments with bank subsidiary	5,079	4,412
Investment securities, available-for-sale		
(amortized cost of $26,884 and $15,446 at December 31, 2002 and 2001, respectively)	27,595	15,599
Investments in:		
Bank subsidiaries	328,124	319,009
Non-bank subsidiaries	10,700	11,092
Loan receivables:		
Non-bank subsidiaries	5,000	9,096
Premises and equipment, net	4,288	4,627
Other assets	5,903	6,377
Total assets	$386,691	$370,214
LIABILITIES AND SHAREHOLDERS' EQUITY		
Commercial paper borrowings	$ 3,437	$ 4,992
Other liabilities	2,130	2,528
Long-term debt	71,695	56,504
Total liabilities	77,262	64,024
Shareholders' equity	309,429	306,190
Total liabilities and shareholders' equity	$386,691	$370,214

Statements of Income

Year Ended December 31 *(Dollars in thousands)*	2002	2001	2000
Income:			
Dividends from bank and non-bank subsidiaries	$ 7,578	$ 17,593	$ 8,260
Rental income from subsidiaries	2,763	2,697	2,664
Other	647	1,759	2,937
Total income	10,988	22,049	13,861
Expenses:			
Interest on long-term debt	4,078	4,430	4,748
Interest on commercial paper and other short-term borrowings	66	537	800
Rent expense	1,059	1,065	1,059
Other	1,666	1,998	2,272
Total expenses	6,869	8,030	8,879
Income before income tax benefit and equity in undistributed income of subsidiaries	4,119	14,019	4,982
Income tax benefit	1,332	1,508	1,273
Income before equity in undistributed income of subsidiaries	5,451	15,527	6,255
Equity in undistributed income of subsidiaries:			
Bank subsidiaries	10,158	21,978	28,959
Non-bank subsidiaries	(5,570)	993	2,359
Net income	$ 10,039	$ 38,498	$ 37,573

Statements of Cash Flows

Year Ended December 31 *(Dollars in thousands)*	**2002**	2001	2000
Operating activities:			
Net income	**$ 10,039**	$ 38,498	$ 37,573
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed income of subsidiaries	**(4,588)**	(22,971)	(31,318)
Depreciation of premises and equipment	**346**	341	336
Realized and unrealized investment securities losses (gains)	**1,349**	645	(367)
Other	**3,949**	1,545	2,850
Net cash provided by operating activities	**11,095**	18,058	9,074
Investing activities:			
Proceeds from sales and maturities of investment securities	**6,625**	2,829	1,050
Purchases of investment securities	**(19,425)**	(3,325)	(1,260)
Net change in premises and equipment	**184**	(281)	(266)
(Increase) decrease in short-term investments with bank subsidiary	**(667)**	1,991	(2,415)
Decrease (increase) in loans made to subsidiaries, net	**4,096**	(14)	(82)
Capital contributions to subsidiaries	**(5,501)**	(1,000)	-
Net cash (used in) provided by investing activities	**(14,688)**	200	(2,973)
Financing activities:			
Net (decrease) increase in commercial paper and other short-term borrowings	**(1,555)**	(9,763)	5,950
Proceeds from issuance of subordinated notes	**10,310**	-	-
Proceeds from issuance of long-term debt	**15,048**	217	2
Payments on long-term debt	**(10,169)**	(101)	(92)
Acquisition of treasury stock	**(2,504)**	(1,308)	(4,990)
Cash dividends	**(7,537)**	(7,298)	(6,956)
Other	**-**	(10)	(9)
Net cash provided by (used in) financing activities	**3,593**	(18,263)	(6,095)
(Decrease) increase in cash and cash equivalents	**0**	(5)	6
Cash and cash equivalents, beginning of year	**2**	7	1
Cash and cash equivalents, end of year	**$ 2**	$ 2	$ 7

Report of Independent Auditors

To the Board of Directors and Shareholders of 1st Source Corporation:

We have audited the accompanying consolidated statements of financial condition of 1st Source Corporation and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of 1st Source Corporation and Subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Columbus, Ohio
February 10, 2003

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

The information under the caption "Proposal Number 1: Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" of the 2003 Proxy Statement is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION.

The information under the caption "Remuneration of Executive Officers" of the 2003 Proxy Statement is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information under the caption "Voting Securities and Principal Holders Thereof" and "Proposal Number 1: Election of Directors" of the 2003 Proxy Statement is incorporated herein by reference. The information under the caption "Equity Compensation Plan Information" of the 2003 Proxy Statement is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information under the caption "Proposal Number 1: Election of Directors" of the 2003 Proxy Statement is incorporated herein by reference.

ITEM 14. CONTROLS AND PROCEDURES.

(a) Within 90 days prior to the date of this report, 1st Source carried out an evaluation, under the supervision and with the participation of 1st Source's management, including 1st Source's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of 1st Source's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that 1st Source's disclosure controls and procedures are effective in timely alerting them to material information relating to 1st Source (including its consolidated subsidiaries) required to be included in 1st Source's periodic SEC filings.

(b) Subsequent to the date of this evaluation, there have been no changes in 1st Source's internal controls or in other factors that could significantly affect these controls, and no discoveries of any significant deficiencies or material weaknesses in such controls that would require 1st Source to take corrective actions.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K.

(a) Financial Statements and Schedules:

The following Financial Statements and Supplementary Data are filed as part of this annual report:

Consolidated statements of financial condition — December 31, 2002 and 2001

Consolidated statements of income — Years ended December 31, 2002, 2001 and 2000

Consolidated statements of shareholders' equity — Years ended December 31, 2002, 2001 and 2000

Consolidated statements of cash flows — Years ended December 31, 2002, 2001 and 2000

Notes to consolidated financial statements — December 31, 2002, 2001 and 2000

Report of Ernst & Young LLP, Independent Auditors

Financial statement schedules required by Article 9 of Regulation S-X are not required under the related instructions, or are inapplicable and, therefore, have been omitted.

(b) Reports on Form 8-K — None filed during the fourth quarter of 2002.

(c) Exhibits (numbered in accordance with Item 601 of Regulation S-K):

3(a) Articles of Incorporation of Registrant, as amended April 30, 1996, and filed as exhibit to Form 10-K, dated December 31, 1996, and incorporated herein by reference.

3(b) By-Laws of Registrant, as amended April 16, 1998, filed as exhibit to Form 10-K, dated December 31, 1998, and incorporated herein by reference.

4(a) Form of Common Stock Certificates of Registrant filed as exhibit to Registration Statement 2-40481 and incorporated herein by reference.

4(b)(1) Form of 9% Cumulative Trust Preferred Securities Indenture, dated March 21, 1997, filed as exhibit to Form 10-K, dated December 31, 1997, and incorporated herein by reference.

4(b)(2) Form of 9% Cumulative Trust Preferred Securities Trust Agreement, dated March 21, 1997, filed as exhibit to Form 10-K, dated December 31, 1997, and incorporated herein by reference.

4(b)(3) Form of 9% Cumulative Trust Preferred Securities Guarantee Agreement, dated March 21, 1997, filed as exhibit to Form 10-K, dated December 31, 1997, and incorporated herein by reference.

4(c)(1) Form of Floating Rate Cumulative Trust Preferred Securities Indenture, dated March 21, 1997, filed as exhibit to Form 10-K, dated December 31, 1997, and incorporated herein by reference.

4(c)(2) Form of Floating Rate Cumulative Trust Preferred Securities Trust Agreement, dated March 21, 1997, filed as exhibit to Form 10-K, dated December 31, 1997, and incorporated herein by reference.

4(c)(3) Form of Floating Rate Cumulative Trust Preferred Securities Guarantee Agreement, dated March 21, 1997, filed as exhibit to Form 10-K, dated December 31, 1997, and incorporated herein by reference.

4(d) Agreement to Furnish Long-term Debt Instruments, dated February 11, 2003, filed as an exhibit to Form 10-K, dated December 31, 2002, and attached hereto.

10(a)(1) Employment Agreement of Christopher J. Murphy III, dated April 16, 1998, filed as exhibit to Form 10-K, dated December 31, 1998, and incorporated herein by reference.

10(a)(2) Employment Agreement of Wellington D. Jones III, dated April 16, 1998, filed as exhibit to Form 10-K, dated December 31, 1998, and incorporated herein by reference.

10(a)(3) Employment Agreement of Allen R. Qualey, dated April 16, 1998, filed as exhibit to Form 10-K, dated December 31, 1998, and incorporated herein by reference.

10(a)(4) Employment Agreement of Larry E. Lentych, dated April 16, 1998, filed as exhibit to Form 10-K, dated December 31, 1998, and incorporated herein by reference.

10(a)(5) Employment Agreement of Richard Q. Stifel, dated April 16, 1998, filed as exhibit to Form 10-K, dated December 31, 1998, and incorporated herein by reference.

10(a)(6) Employment Agreement of John B. Griffith, dated March 31, 2001, filed as exhibit to Form 10-K, dated December 31, 2002, and attached hereto.

10(b) 1st Source Corporation Employee Stock Purchase Plan dated April 17, 1997, filed as exhibit to Form 10-K, dated December 31, 1997, and incorporated herein by reference.

10(c) 1st Source Corporation 1982 Executive Incentive Plan, amended December 5, 2002, and filed as exhibit to Form S-8, dated December 6, 2002, and incorporated herein by reference.

10(d) 1st Source Corporation 1982 Restricted Stock Award Plan, amended December 5, 2002, and filed as exhibit to Form S-8, dated December 6, 2002, and incorporated herein by reference.

10(e) 1st Source Corporation 2001 Stock Option Plan, filed as an exhibit to 1st Source Corporation Proxy Statement dated March 7, 2001, and incorporated herein by reference.

10(f) 1st Source Corporation Non-Qualified Stock Option Agreement with Christopher J. Murphy III, dated January 1, 1992, as amended December 11, 1997, filed as an exhibit to Form 10-K, dated December 31, 1997, and incorporated herein by reference.

10(g)(1) 1st Source Corporation 1992 Stock Option Plan, dated April 23, 1992, as amended December 11, 1997, filed as exhibit to Form 10-K, dated December 31, 1997, and incorporated herein by reference.

10(g)(2) An amendment to 1st Source Corporation 1992 Stock Option Plan, dated July 18, 2000, and filed as exhibit to Form 10-K, dated December 31, 2000, and incorporated herein by reference.

10(h) 1st Source Corporation 1998 Performance Compensation Plan, dated February 19, 1998, filed as exhibit to Form 10-K, dated December 31, 1998, and incorporated herein by reference.

10(i) Consulting Agreement of Ernestine M. Raclin, dated April 14, 1998, filed as exhibit to Form 10-K, dated December 31, 1998, and incorporated herein by reference.

21 Subsidiaries of Registrant (unless otherwise indicated, each subsidiary does business under its own name):

Name	Jurisdiction
1st Source Bank	Indiana
SFG Equipment Leasing, Inc.*	Indiana
1st Source Insurance, Inc.*	Indiana
1st Source Specialty Finance, Inc.*	Indiana
FBT Capital Corporation (Inactive)	Indiana
1st Source Leasing, Inc.	Indiana
1st Source Capital Corporation*	Indiana
Trustcorp Mortgage Company	Indiana
1st Source Capital Trust I	Delaware
1st Source Capital Trust II	Delaware
1st Source Capital Trust III	Delaware
Michigan Transportation Finance Corporation*	Michigan
1st Source Intermediate Holding, LLC	Delaware
1st Source Funding, LLC	Delaware
1st Source Corporation Investment Advisors, Inc.*	Indiana
SFG Commercial Aircraft Leasing, Inc.*	Indiana
SFG Equipment Leasing Corporation I*	Indiana

*Wholly-owned subsidiaries of 1st Source Bank

23(a) Consent of Ernst & Young LLP, Independent Auditors.

99.1 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, attached hereto.

99.2 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, attached hereto.

(d) Financial Statement Schedules — None.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

1st SOURCE CORPORATION

By /s/ CHRISTOPHER J. MURPHY III
Christopher J. Murphy III, Chairman of the Board,
President and Chief Executive Officer

Date: February 26, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ CHRISTOPHER J. MURPHY III Christopher J. Murphy III	Chairman of the Board, President and Chief Executive Officer	February 26, 2003
/s/ WELLINGTON D. JONES III Wellington D. Jones III	Executive Vice President and Director	February 26, 2003
/s/ LARRY E. LENTYCH Larry E. Lentych	Treasurer, Chief Financial Officer and Principal Accounting Officer	February 26, 2003
/s/ JOHN B. GRIFFITH John B. Griffith	Secretary and General Counsel	February 26, 2003
/s/ E. WILLIAM BEAUCHAMP, c.s.c. Reverend E. William Beauchamp, C.S.C.	Director	February 26, 2003
/s/ DANIEL B. FITZPATRICK Daniel B. Fitzpatrick	Director	February 26, 2003
/s/ LAWRENCE E. HILER Lawrence E. Hiler	Director	February 26, 2003
/s/ WILLIAM P. JOHNSON William P. Johnson	Director	February 26, 2003
/s/ REX MARTIN Rex Martin	Director	February 26, 2003
/s/ DANE A. MILLER Dane A. Miller	Director	February 26, 2003
/s/ TIMOTHY K. OZARK Timothy K. Ozark	Director	February 26, 2003
/s/ RICHARD J. PFEIL Richard J. Pfeil	Director	February 26, 2003
/s/ CLAIRE C. SKINNER Claire C. Skinner	Director	February 26, 2003
/s/ TOBY S. WILT Toby S. Wilt	Director	February 26, 2003

Certifications

I, Christopher J. Murphy, III, certify that:

1. I have reviewed this annual report on Form 10-K of 1st Source Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:
   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 26, 2003

By /s/ CHRISTOPHER J. MURPHY III
Christopher J. Murphy III, Chief Executive Officer

CERTIFICATIONS

I, Larry E. Lentych, certify that:

1. I have reviewed this annual report on Form 10-K of 1st Source Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:
   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 26, 2003

By /s/ LARRY E. LENTYCH
Larry E. Lentych, Chief Financial Officer

This page intentionally left blank.

1st Source Corporation

OFFICERS

Christopher J. Murphy III	*Chairman of the Board, President and Chief Executive Officer*
Wellington D. Jones III	*Executive Vice President*
Larry E. Lentych	*Treasurer and Chief Financial Officer*
John B. Griffith	*Secretary and General Counsel*

DIRECTORS

Rev. E. William Beauchamp	*Senior Vice President, University of Portland*
Daniel B. Fitzpatrick	*Chairman, President and Chief Executive Officer, Quality Dining, Inc.*
Lawrence E. Hiler	*Chairman, Hiler Industries*
William P. Johnson	*Chief Executive Officer, Flying J, LLC*
Wellington D. Jones III	*Executive Vice President*
Rex Martin	*Chairman, President and Chief Executive Officer NIBCO Inc.*
Dane A. Miller	*President and Chief Executive Officer, Biomet, Inc.*
Christopher J. Murphy III	*Chairman, President and Chief Executive Officer*
Timothy K. Ozark	*Chairman and Chief Executive Officer, Aim Financial Corporation*
Richard J. Pfeil	*Chairman and President, Koontz-Wagner Electric Company, Inc.*
Claire C. Skinner	*Chairman, President and Chief Executive Officer, Coachmen Industries, Inc.*
Toby S. Wilt	*Chairman, Christie Cookie Company*

1st Source Bank

OFFICERS

Christopher J. Murphy III	*Chairman of the Board and Chief Executive Officer*
Wellington D. Jones III	*President and Chief Operating Officer*
Allen R. Qualey	*President and Chief Operating Officer, Specialty Finance Group*
Richard Q. Stifel	*Executive Vice President, Business Banking Group*
Larry E. Lentych	*Senior Vice President, Treasurer and Chief Financial Officer, Finance and Administrative Services Group*
James S. Jackson	*Senior Vice President, Funds Management Division*
Larry A. Gardner	*Senior Vice President, Operations Group*
Steven J. Wessell	*Senior Vice President, Personal Asset Management Group*
John B. Griffith	*Senior Vice President and Secretary, General Counsel*
Dan L. Craft	*Senior Vice President, Human Resources Division*
Melissa A. Collins	*Vice President, Marketing Division*

DIRECTORS

Marilou Eldred, Ph.D.	*President, Saint Mary's College*
Daniel B. Fitzpatrick	*Chairman, President and Chief Executive Officer, Quality Dining, Inc.*
Terry L. Gerber	*President and Chief Executive Officer, Gerber Manufacturing Company, Inc.*
Lawrence E. Hiler	*Chairman, Hiler Industries*
Hollis E. Hughes, Jr.	*Executive Director, United Way of St. Joseph County*
H. Thomas Jackson	*Chairman, Bornemann Coated Fabrics, Bornemann Products*
William P. Johnson	*Chief Executive Officer, Flying J, LLC*
Wellington D. Jones III	*President*
Craig A. Kapson	*President, Jordan Automotive Group*
David L. Lerman	*Chief Executive Officer, Steel Warehouse Co. Inc.*
Christopher J. Murphy III	*Chairman and Chief Executive Officer*
Timothy K. Ozark	*Chairman and Chief Executive Officer, Aim Financial Corporation*
Richard J. Pfeil	*Chairman and President, Koontz-Wagner Electric Company, Inc.*
John T. Phair	*President, Holladay Properties*
Mark D. Schwabero	*Formerly - President and Chief Executive Officer, Hendrickson International*

Shareholders' Information

2002 Stock Performance and Dividends

1st Source Corporation common stock is traded on the Over-The-Counter Market and is listed on the Nasdaq Stock Market under the symbol "SRCE." 1st Source is also listed on the National Market System tables in many daily papers under the symbol "1stSrc."

High and low common stock prices, cash dividends paid for 2002 and book value were:

Quarter Ended	High	Low	Cash Dividends Paid
March 31	$ 25.45	$ 19.75	$ .090
June 30	26.89	21.00	.090
September 30	24.58	13.54	.090
December 31	17.81	10.90	.090

Book value per common share at December 31, 2002: $14.77

Annual Meeting of Shareholders

The Annual Meeting of Shareholders has been called for 10:00 a.m., EST, Tuesday, April 22, 2003, at 1st Source Center, 100 N. Michigan Street, South Bend, Indiana.

All shareholders are invited to attend the meeting.

Common Stock Listing

The Nasdaq Stock Market National
Market Symbol: "SRCE"
CUSIP #336901 10 3

1stsource.com

For the latest shareholder information, log on to www.1stsource.com. Click on the "1st Source Corporation" link and follow the prompts.

If you would like to help us reduce printing costs by downloading our quarterly and annual reports directly from our website, please e-mail us at shareholder@1stsource.com.

Transfer Agent, Registrar and Dividend Disbursing Agent

1st Source Bank
Post Office Box 1602
South Bend, IN 46634

Independent Auditors

Ernst & Young LLP
1100 Huntington Center
41 South High Street
Columbus, OH 43215

Shareholder Inquiries

1st Source Corporation
Larry E. Lentych
Chief Financial Officer
Post Office Box 1602
South Bend, IN 46634
(574) 235-2702

Market Makers (as of January 21, 2003)

The following firms make a market in the common shares of 1st Source Corporation:

Dain Rauscher, Inc.
Deutsche Banc Alex Brown
FTN Financial Securities Corporation
Goldman, Sachs & Company
Jefferies & Company, Inc.
Keefe, Bruyette & Woods, Inc.
Merrill Lynch, Pierce, Fenner
Morgan Stanley & Company, Inc.
NatCity Investments, Inc.
Sandler O'Neill & Partners
Schwab Capital Markets
Stifel, Nicolaus & Company, Inc.
William Blair & Company

1st Source Corporation
100 North Michigan Street
PO Box 1602
South Bend, Indiana 46634